05010140

Hylsamex
Mexico's Steel

SUPPL

File No. 82-4252

July 25, 2005

RECEIVED AUG 01 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 198

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

By: ______________________
Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX informs about volumes traded in the Mexican Stock Exchange on July 19, 2005.	July 19, 2005
2	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX informs about volumes traded in the Mexican Stock Exchange on July 21, 2005.	July 21, 2005
3	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX Earnings Release for the Second Quarter of 2005.	July 25, 2005

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 3421 bytes.

Fecha de recepcion: Jul 19 2005 1:00:14:816PM.

Folio de recepcion: 97776.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EVENTO RELEVANTE

Hylsamex, S.A. de C.V.
File No. 82-4252

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 19/07/2005

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

PARA SU DIFUSION INMEDIATA

EVENTO RELEVANTE

Monterrey, N.L. Julio 19, 2005.- Hylsamex informa que los volúmenes de compra de sus acciones serie "HYLSAMX L" que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario de valores. La empresa no tiene conocimiento de algún evento en particular que haya propiciado dichos movimientos de su acción serie "L". Cualquier información o evento relevante será notificado de manera oportuna a través de este mismo medio.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administracion, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

MERCADO DEL EXTERIOR :

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Hylsamex, S.A. de C.V.
File No. 82-4252

Fecha de Recepción en BMV: 2005-07-19 13:00:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
19/7/2005

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
PARA SU DIFUSION INMEDIATA

Eventos Relevantes:
Monterrey, N.L. Julio 19, 2005.- Hylsamex informa que los volúmenes de compra de sus acciones serie "HYLSAMX L" que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario de valores. La empresa no tiene conocimiento de algún evento en particular que haya propiciado dichos movimientos de su acción serie "L". Cualquier información o evento relevante será notificado de manera oportuna a través de este mismo medio.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administracion, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Mercado Exterior:



EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 3421 bytes.

Fecha de recepcion: Jul 21 2005 3:30:10:860PM.

Folio de recepcion: 98171.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 21/07/2005

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

PARA SU DIFUSION INMEDIATA

EVENTO RELEVANTE

Monterrey, N.L. Julio 21, 2005.- Hylsamex informa que los volúmenes de compra de sus acciones serie "HYLSAMX L" que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario de valores. La empresa no tiene conocimiento de algún evento en particular que haya propiciado dichos movimientos de su acción serie "L". Cualquier información o evento relevante será notificado de manera oportuna a través de este mismo medio.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administracion, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

MERCADO DEL EXTERIOR :

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.


Marca
5726 6677
y podrás obtener cotizaciones en tiempo real de índices y emisoras del mercado bursátil.

Fecha de Recepción en BMV: 2005-07-21 15:30:00.0

Hylsamex, S.A. de C.V.
File No. 82-4252

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
21/7/2005

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
PARA SU DIFUSION INMEDIATA

Eventos Relevantes:
Monterrey, N.L. Julio 21, 2005.- Hylsamex informa que los volúmenes de compra de sus acciones serie "HYLSAMX L" que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario de valores. La empresa no tiene conocimiento de algún evento en particular que haya propiciado dichos movimientos de su acción serie "L". Cualquier información o evento relevante será notificado de manera oportuna a través de este mismo medio.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administracion, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Mercado Exterior:

Hylsamex
Mexico's Steel

July 25th, 2005

For further information:
Othón Díaz Del Guante +(52) 81-8865-1240 odiaz@hylsamex.com.mx
Ismael De La Garza +(52) 81-8865-1224 idelagarza@hylsamex.com.mx
Kevin Kirkeby +(646) 284-9416 kkirkeby@hfgcg.com

Second Quarter 2005 Earnings Release

The following report contains unaudited information for 2Q05, presented in constant pesos (Ps) as of June 30, 2005, and in metric tons. For convenience, income statement and cash flow statement figures are translated into dollars (US$) at the average exchange rate of each month and balance sheet items are translated into dollars at the end-of-period exchange rate.

HIGHLIGHTS

- Hylsamex registered solid volumes in 2Q05, supported by growth in domestic and export sales. Shipments were 824,500 tons in 2Q05, up 5% and 11% compared to the same quarter of 2004 and the previous quarter, respectively.
- Revenues amounted to US$612 million during 2Q05. Revenue per ton reached US$742/ton in 2Q05, which represented a 1% and 4% decline from the amounts registered in the same quarter of 2004 and in the previous quarter, respectively, due to a reduction in international steel prices.
- COGS reached US$550/ton in 2Q05, 17% higher than the US$468/ton recorded in the same quarter of 2004 and similar to the US$548/ton reported in the previous quarter. Compared to the previous quarter, the Company was able to significantly contain energy cost increases through its natural gas hedging program and a better spread of fixed costs due to greater shipments.
- In 2Q05, Hylsamex generated EBITDA of US$150 million, 32% and 7% less than the US$222 million and the US$161 million of the same quarter of 2004 and the previous quarter, respectively. The EBITDA margin reached 25% in 2Q05.
- Free cash flow generation in 2Q05 totaled US$87 million. Hylsamex ended the quarter with debt net of cash of US$471 million, representing a US$75 million reduction year-to-date.
- Hylsamex paid a US$100 million extraordinary dividend in April. The Net Debt to LTM EBITDA ratio was 0.6x for 2Q05, while LTM Interest Coverage reached 10.5x.
- Net income for 2Q05 amounted to US$89 million (Ps.977 million), a decrease of 28% compared to the US$124 million (Ps.1,472 million) of net income registered in the same quarter of 2004 and a decrease of 6% from the US$95 million (Ps.1,072 million) of net income reported in the previous quarter.

Quarterly EBITDA
(US$ Millions)


240
200
160
120
80
40
0
150
1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04 3Q 04 4Q 04 1Q 05 2Q 05

Hylsamex continued producing excellent results in terms of operating cash flow during the second quarter of 2005, in spite of softened steel prices. Due to greater sales, an increase in volume sold and revenue per ton near the highs reached in 2004, the Company recorded solid EBITDA of US$150 million in 2Q05. In an environment of rising costs in the global steel industry, Hylsamex continued to capitalize on its vertical integration and its modern facilities in order to maintain relative cost stability.

Hylsamex's free cash flow reached US$87 million in 2Q05, similar to the US$89 million generated in the same quarter of 2004. The strong generation of free cash flow resulted from solid EBITDA generation, coupled with modest capital expenditures and a source of funds from net working capital. In recent quarters, Hylsamex's financial burden has been reduced due to the deleveraging carried out in 2004. In addition, Hylsamex obtained medium-term bank loans of US$150 million and used internally generated funds to carry out the prepayments of Hylsa's Notes due 2007 and Certificado Bursatil due 2008, which will further reduce Hylsamex's financing cost. The strong free cash flow generated by Hylsamex in the last quarters allowed the payment of a US$100 million extraordinary dividend in April, without increasing total debt. During 2Q05, Hylsamex also paid US$31 million in statutory employee profit sharing related to the 2004 profits.

The Company's EBITDA generation in 2Q05 experienced a small drop in the quarter-over-quarter comparison. The decrease was mainly caused by lower international steel prices, which produced a 4% reduction in revenue per ton compared to the previous quarter. Nevertheless, Hylsamex continued posting attractive levels of profitability as a result of solid sales volume and a relatively stable cost per ton in 2Q05, which allowed the Company to partially compensate the decrease in revenue per ton.

Sales Volume
('000 Tons)


900
800
700
600
500
400
300
200
825
2Q 01 4Q 01 2Q 02 4Q 02 2Q 03 4Q 03 2Q 04 4Q 04 2Q 05

Revenue & Cash Cost per Ton
(US$/ton)


900
800
700
600
500
400
300
200
742
Revenue per ton
510
Cash Cost per ton
2Q 01 4Q 01 2Q 02 4Q 02 2Q 03 4Q 03 2Q 04 4Q 04 2Q 05

During 2Q05, the global steel industry saw steel prices come down from the record levels observed in 2004. While prices in the U.S. and Europe fell due to excess inventories built late in 2004, prices in Asia remained relatively high; however, end demand for steel remains strong in Hylsamex's markets, which bodes well for inventory coming back to normal levels and prices stabilizing. Another factor that can support prices are the announcements made in 2Q05 by large steel producers in relation

to production cuts and moving forward of maintenance programs, as the industry as a whole pays more attention to managing supply to levels more in tune with demand trends.

Finally, on May 18th, 2005, Alfa -Hylsamex's parent company- announced it accepted the Techint Group's ("Techint") offer to buy Hylsamex. At the same time, Techint will make a public tender offer for all of Hylsamex's outstanding shares in the Mexican stock market, under the same terms and conditions. This transaction will strengthen Hylsamex, as it will become part of a leading regional steel group in Latin America.

Steel demand-supply trends in key economies such as China and the U.S., as well as energy costs, remain relevant variables which can affect the Company's future performance.

FREE CASH FLOW

Hylsamex generated excellent free cash flow of US$87 million in 2Q05, similar to the US$89 million recorded in the same quarter of 2004, but below the US$100 million obtained in the preceding quarter. Free cash flow generation was enhanced in 2Q05 by net working capital, which was a source of funds, and lower interest expense. During 2Q05, Hylsamex obtained medium-term bank loans of US$150 million and used internally generated funds to carry out the prepayments of Hylsa's Notes due 2007 and Certificado Bursatil due 2008, which will further reduce Hylsamex's financing cost.

As a result of the improving profitability, Hylsamex paid greater cash taxes in 2Q05. This can largely be attributed to the US$31 million in statutory employee profit sharing related to the 2004 profits; Hylsamex also continued making interim income tax payments. However, with the use of asset tax credits in the annual 2005 tax return, the Company's net tax burden for 2005 is expected to be reduced through a tax refund early in 2006.

Hylsamex S.A. de C.V. & Subs. US$ Millions	2Q05	1Q05	2Q04
EBITDA	150	161	222
(+) Alfa Management Fee (1)	11	8	0
(-) Cash Taxes	(38)	(19)	(5)
(-) Profit Sharing	(31)	0	(2)
(-) Net Interest Expense	(17)	(16)	(22)
(-) Net Working Capital	33	(23)	(93)
(-) Capital Expenditures	(22)	(13)	(13)
(=) Free Cash Flow	87	100	89

(1) To provide comparability, the management fee is added back.

Hylsamex recorded sales volume of 824,500 tons during 2Q05, 5% or 37,800 tons more than the 786,700 tons shipped during the same quarter of 2004 and 11% or 79,000 tons greater than the 745,500 tons sold in the previous quarter. The increase versus the previous quarter is due to greater sales volume across all product lines. However, gains in flat product shipments appear even larger in 2Q05, considering the major scheduled maintenance program carried out during January. Greater volumes of flat products (includes tubular and coated products) were behind much of the increase over the same quarter of 2004.

Shipments
('000 tons)


787
746
825
Exp
Dom
2Q04
1Q05
2Q05

Volume sold in the domestic market totaled 634,700 tons in 2Q05, 4% or 21,500 tons greater than the 613,200 tons registered in the same quarter of 2004 and 14% or 78,100 tons more than the 556,600 tons of the prior quarter. Of these volumes, greater sales of flat products, wirerod and billet are largely responsible for the 14% increase versus the prior quarter. The 4% growth in volume compared to the same quarter of 2004 mainly resulted from greater shipments of flat products.

Export Revenue
(US$ Millions)


131
148
148
2Q04
1Q05
2Q05

Exports in 2Q05 reached 189,800 tons, 9% or 16,300 tons more than the 173,500 tons exported in the same quarter of 2004 and similar to the 188,900 tons of the previous quarter. Compared against the same quarter of 2004, exports increased due to greater demand for both flat and long products. Export prices for 2Q05 calculated in nominal dollars increased 1% versus the same quarter of 2004 but decreased 3% compared to the previous quarter. These variations were mainly due to the trends observed in international steel prices. Solid export volumes and pricing allowed Hylsamex to generate significant export revenues of US$148 million in 2Q05, 13% greater than the export revenue obtained in the same quarter of 2004 and identical to the export revenues of the previous quarter.

Year-to-date, Hylsamex has sold 1,570,000 tons, similar to the shipments of 1,574,500 tons recorded during the first six months of 2004. Total domestic sales decreased 4%, to a level of 1,191,300 tons, due to the major maintenance program in the Flat Product's Division's minimill during January 2005 and recent market conditions that have led to decreased output at Mill #1. Conversely, export shipments grew 14% to 378,700 tons in the first half of 2005. Sound economic activity in key regions of the world has led to strong export volume.

REVENUE

Hylsamex registered solid revenue generation in 2Q05. The Company generated sales revenue of US$612 million (Ps.6,743 million) in 2Q05, 4% greater than the US$589 million (Ps.6,982 million) achieved in the same quarter of 2004 and 7% higher than the US$574 million (Ps.6,463 million) obtained

in the previous quarter. In both comparisons, the increases were primarily due to greater sales volume, as revenue per ton marginally decreased.

Hylsamex's revenue per ton in 2Q05 reached US$742/ton, consisting of an average steel price of US$699/ton and a US$43/ton contribution from other steel revenue. Hylsamex's revenue per ton of US$742/ton for 2Q05 represents a slight decrease of 1% or US$6/ton in relation to the US$748/ton achieved in the same quarter of 2004 and reflects a drop of 4% or US$27/ton compared to the US$769/ton obtained in the previous quarter. The small decline was caused mainly by lower international and domestic steel prices, as well as a less rich product mix in 2Q05 due to greater volumes of long products, such as wirerod and billet.

In the first six months of 2005, the Company has generated US$1,186 million (Ps.13,207 million) in revenues, an increase of 13% compared to the revenues of US$1,050 million (Ps.12,355 million) reported for the same period of 2004. Accumulated revenue per ton reached US$755/ton, an increase of 13% compared to the average revenue per ton of US$667/ton obtained in the same period of 2004.

Shipments & Revenue
('000 Tons and Millon of Constant Pesos as of June 30, 2005)

	2Q05		2Q04		1Q05		6M05		6M04	
	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.
Domestic Market	634.7	5,104.4	613.2	5,422.2	556.6	4,795.7	1,191.3	9,900.3	1,243.0	9,724.8
Export Market	189.8	1,638.8	173.5	1,559.6	188.9	1,667.5	378.7	3,306.2	331.5	2,630.5
Total	824.5	6,743.2	786.7	6,981.8	745.5	6,463.2	1,570.0	13,206.5	1,574.5	12,355.3

COST OF GOODS SOLD

Hylsamex continued operating at high utilization levels during 2Q05 to meet the solid steel demand. In 2Q05, Hylsamex's metallic charge flexibility and vertical integration allowed relative cost stability, as cost per ton remained nearly unchanged from the preceding quarter despite rising input costs. The Company maintained DRI production close to maximum capacity, sourcing 100% of iron ore requirements from its own mines.

COGS for 2Q05 amounted to US$453 million (Ps.4,998 million), 23% greater than the US$368 million (Ps.4,369 million) registered in the same quarter of 2004 and 11% higher than the US$409 million (Ps.4,609 million) recorded in the preceding quarter. The increase in COGS versus the previous quarter is mainly the result of the 11% increase in tonnage sold. The rise against the same quarter of 2004 was also due primarily to greater volume sold, but did reflect higher costs for electricity, domestic scrap and externally-sourced steel used by the coating operations.

On a per ton basis, COGS in 2Q05 reached US$550/ton, US$82/ton or 17% above the US$468/ton recorded in the same quarter of 2004 and US$2/ton greater than the US$548/ton attained in the previous quarter. The US$82/ton increase in cost per ton compared to the same quarter of 2004 consisted of US$74/ton and US$8/ton increases in variable and fixed costs per ton, in that order. The increase in variable costs resulted from higher costs for electricity, domestic scrap and externally-sourced steel used in the coating operations. The increase in fixed cost was largely due to greater maintenance expenses. The US$2/ton increase in cost per ton against the previous quarter was caused by a US$12/ton increase in variable cost per ton, mostly offset by a US$10/ton decrease in fixed cost per ton. Slightly higher costs for natural gas and externally-sourced steel used in the coating operations were behind the rise in variable costs, while larger sales volumes allowed for an improved spread of fixed costs. An explanation of the quarterly behavior of the main components of COGS follows:

Energy Inputs: The effective natural gas price for Hylsamex during 2Q05 was US$5.52/MMBtu (corresponding to a US$6.30/MMBtu average reference price in South Texas), 2% lower than the US$5.66/MMBtu recorded in the same quarter of 2004 but 4% higher than the US$5.32/MMBtu observed in the previous quarter. The savings versus market prices are the result of the current financial hedging program. The Company is constantly monitoring and studying the natural gas markets to manage this exposure. As of the date of this report, the natural gas hedges in force consist of the following positions:



Energy Inputs
Quarterly Prices
7.0
6.0
5.0
4.0
3.0
2.0
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
03 03 03 03 04 04 04 04 05 05
Natural Gas South Texas
Electricity (US ¢/KWh)
Effective Cost Natural Gas Hylsamex (US$/MMBtu)

2005

- The South Texas price for July 2005 was set at US$6.70/MMBtu. As a result of financial hedges in place, Hylsamex's cost of natural gas for the first 200 contracts used in July will be approximately US$5.005/MMBtu. July's consumption in excess of 200 contracts will be charged at the market price.
- August to December 2005: 32% of the needs are hedged with a US$4.28/MMBtu swap capped at US$6.70/MMBtu.
- August 2005: an additional 32% of the month's requirements are covered through a US$5.86/MMBtu swap. When market prices hover between US$4.50/MMBtu and US$5.73/MMBtu, the Company will pay the prevailing market price plus US$0.13/MMBtu. The swap is capped at US$7.70/MMBtu.
- September to December 2005: an additional 32% of the requirements are covered through a US$5.73/MMBtu swap. When market prices fluctuate between US$4.90/MMBtu and US$5.73/MMBtu, the Company will pay the prevailing market price. The swap is capped at US$7.70/MMBtu.

The adjacent graph depicts Hylsamex's natural gas cost for August to December 2005, including the combined effect of the financial hedges detailed above. The graph also shows the average and high-low prices for August to December 2005 futures as of July 24th, 2005.



Natural Gas Cost Aug-Dec 2005
(includes hedges)
Unhedged Cost
Hylsamex Cost
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
Hylsamex Cost US$/MMBtu
3.0 4.0 5.0 6.0 7.0 8.0 9.0 10.0
South Texas Price US$/MMBtu
Aug-Dec 2005 Average Futures Price
Aug-Dec 2005 High-Low Futures Price Range

2007

- The Company sold a swaption at US$4.20/MMBtu for 32% of the requirements for the year.

Note: While the Company's financial hedges are referenced to NYMEX natural gas prices, all of the Company's financial hedges described above are shown at their South Texas equivalent price. In 2004, South Texas prices were on average US$0.30 lower than the NYMEX price.

The cost of electricity for 2Q05 was US¢4.68/Kwh, 13% higher than the US¢4.16/Kwh recorded in the same quarter of 2004 and 1% lower than the US¢4.73/Kwh registered in the previous quarter. The increase versus the same quarter of 2004 was the result of higher international prices for fossil fuels.

Metallic Inputs: In 2Q05, the weighted average cost of the Company's metallic charge was US$18/ton and US$1/ton higher than the cost during the same quarter of 2004 and the previous quarter, in that order. In the comparison against the same quarter of 2004, the metallic charge's cost increase is mainly attributed to higher costs for domestic scrap and DRI. The metallic charge's slight increase versus the previous quarter resulted from a greater DRI cost, mostly offset by a greater use of imported scrap in the metallic charge mix.

In 2Q05, DRI's cost rose US$14/ton and US$7/ton compared to the same period of 2004 and the previous quarter, respectively. The increases are attributable to greater energy costs. However, the relative stability is due to the fairly steady effective cost of natural gas for Hylsamex, which has oscillated around US$5.50/MMBtu since 2004, in part as a result of the Company's natural gas hedging strategy.

The cost of Hylsamex's overall scrap mix remained relatively high compared to prior years. The cost of Hylsamex's domestic scrap mix in 2Q05 rose US$30/ton compared to the same quarter of 2004 but decreased by US$2/ton when measured against the preceding quarter. During 2Q05, the cost of Hylsamex's imported scrap mix decreased by US$4/ton in the comparison versus the same quarter of 2004. The cost of imported scrap increased by US$4/ton compared to the previous quarter.

The U.S. market for scrap softened during 2Q05, with scrap prices[1] prices averaging US$173/ton, 12% less than the average price for the previous quarter. So far, early in 3Q05, scrap prices are at US$136/ton, as of July 15th, 2005. Locally-sourced scrap prices are also trending down lately, since there is some lag in the pricing trends of domestic and imported scrap.

COGS for the first six months of 2005 amounted to US$862 million (Ps.9,601 million), increasing 20% from the US$720 million (Ps.8,468 million) recorded in the same period of 2004. The 20% rise in COGS reflects the higher variable costs mostly. On a per ton basis, COGS increased US$92/ton or 20%, from US$457/ton in the first six months of 2004 to US$549/ton in the same period of 2005. In this comparison, variable costs increased US$78/ton due to higher costs of scrap, energy and externally-sourced steel used in the coating operations; fixed cost per ton increased to a lesser degree by US$14/ton, derived from greater maintenance expenses in the first part of 2005.

OPERATING EXPENSES

Operating expenses for 2Q05 totaled US$41 million (Ps.456 million), 43% higher than the US$29 million (Ps.343 million) registered in the same quarter of 2004 and 10% greater than the US$38 million (Ps.425 million) spent in the previous quarter. Compared to the same quarter of 2004, US$11 million of the increase came from the resumption of the payment of management fees to Hylsamex's parent company, Alfa. Likewise, the entire increase in operating expenses versus the previous quarter was caused by the management fee paid to Alfa, which totaled US$11 million in 2Q05, up US$3 million from 1Q05. The ratio of operating expenses to sales reached 6.8% in 2Q05, higher than the 4.9% observed in the same quarter of 2004 and slightly above the 6.6% of the previous quarter.

For the first six months of 2005, operating expenses amounted to US$79 million (Ps.879 million), up 26% from the US$59 million (Ps.697 million) recorded in the first half of 2004. In the first six months of 2005, the ratio of operating expenses to sales increased to 6.7%, from 5.6% registered in the same period of 2004.

OPERATING INCOME AND EBITDA

During 2Q05, operating income totaled US$117 million (Ps.1,290 million), US$74 million less than the US$191 million (Ps.2,271 million) obtained in the same quarter of 2004 and US$10 million less than the US$127 million (Ps.1,437 million) gained in the previous quarter. Hylsamex's operating profit margin for 2Q05 reached 19%, below the 33% and 22% operating profit margin obtained in the same quarter of 2004 and the preceding quarter, respectively.

[1] Prices of scrap Heavy Melting #1, average of Pittsburgh, Chicago and Philadelphia; American Metal Market.



Quarterly EBITDA
(US$ Millions)
240
200
160
120
80
40
0
150
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
02 02 02 02 03 03 03 03 04 04 04 04 05 05



EBITDA per Ton
(US$/Ton)
320
280
240
200
160
120
80
40
0
182
'00 '01 '02 '03 1Q 04 2Q 04 3Q 04 4Q 04 1Q 05 2Q 05

The Company's EBITDA in 2Q05 of US$150 million (Ps.1,654 million) was 32% lower than the US$222 million (Ps.2,632 million) achieved in the same quarter of 2004 and was 7% less than the US$161 million (Ps.1,813 million) generated in the previous quarter. Hylsamex's EBITDA margin reached 25% during 2Q05, less than the EBITDA margins of 38% and 28% registered in the same quarter of 2004 and the prior quarter, respectively. On a per ton basis, EBITDA reached US$182/ton in 2Q05, US$100/ton lower than the US$282/ton obtained in the same quarter of 2004 and US$34/ton less than the US$216/ton registered in the previous quarter.

Despite the softening in international steel prices observed during 2Q05 that produced decreases in operating profitability, Hylsamex generated a sound EBITDA during the quarter, thanks to steel prices which remained at fine levels and the Company's vertical integration that helped it maintain relatively stable costs. Against both comparable quarters, operating profitability for 2Q05 decreased as a result of lower international steel prices. In addition to lower prices, 2Q05 operating profitability decreased in the comparison against the same quarter of 2004 as a result of a higher cost per ton caused by higher energy costs, greater prices for scrap metal, the higher cost for externally-sourced steel used in the coating operations and the management fees paid to Alfa.

Operating income for the first six months of 2005 amounted to US$244 million (Ps.2,727 million), 10% less than the operating income of US$271 million (Ps.3,190 million) obtained in the same period of 2004. EBITDA decreased to a lesser extent, as Hylsamex generated US$311 million (Ps.3,467 million) in the first half of 2005, a 6% decrease compared to the EBITDA of US$332 million (Ps.3,914 million) accumulated in the same period of 2004.

COMPREHENSIVE FINANCIAL RESULT (CFR)

Hylsamex recorded in 2Q05 a net financial gain of US$0.5 million (Ps.6 million), as compared to net financial costs of US$45 million (Ps.536 million) and US$13 million (Ps.146 million) recorded in the same quarter of 2004 and in the previous quarter, in that order. The CFR variations are largely attributable to fluctuations in the Peso-dollar exchange rate and its effect on Hylsamex's basically dollarized debt. In 2Q05, the Company registered a US$16 million foreign exchange gain due to the appreciation of the Peso vis-à-vis the dollar during the quarter. Against the previous quarter, Hylsamex recorded a lower monetary position gain in 2Q05, as a result of lower inflation. Compared to 2004, the Company continued experiencing a relatively lower net interest expense burden, because of the deleveraging and refinancing efforts carried out during 2004. Net interest expense for 2Q05 amounted to US$17 million, a decrease of 22%, or US$5 million, versus the same quarter of 2004, but 8%, or US$1 million, higher compared to the previous quarter.

For the first six months of 2005, the Company registered a net financial cost of US$12 million (Ps.140 million), 72% less than the net financial cost of US$44 million (Ps.516 million) reported for the comparable period of 2004. The reduction was mostly a consequence of Hylsamex registering foreign exchange gains in 2005 instead of the losses of 2004, in addition to a decline in net interest expense in 2005. These favorable changes were only partially offset by lower monetary position gains in 2005, which derived from lower domestic inflation and less monetary liabilities on Hylsamex's balance sheet.

Comprehensive Financial Result Million of Constant MXP as of June 30, 2005	2Q05	2Q04	1Q05	6M05	6M04
Financial Income	29.3	17.7	26.6	55.8	31.3
Financial Expenses	(214.4)	(272.9)	(202.8)	(417.2)	(551.0)
Financial Expenses, net	(185.1)	(255.2)	(176.2)	(361.4)	(519.7)
FX Gain (Loss)	174.6	(281.6)	(3.6)	171.0	(204.5)
Monetary Position Gain (Loss)	17.8	(3.5)	38.7	56.7	224.2
Act. Labor Liability	0.1	0.6	(6.0)	(5.9)	(16.1)
Capitalized CFR	(1.2)	4.0	1.3	0.0	(0.4)
Comprehensive Financial Result	6.2	(535.7)	(145.8)	(139.6)	(516.5)
Macroeconomic Variables					
End-of-period Ps / US$ exchange rate	10.8428	11.4116	11.2942	10.8428	11.2942
(Appreciation) / Depreciation of the Peso	(4.00%)	2.31%	0.26%	(3.75%)	0.52%
Domestic inflation	0.05%	-0.01%	0.79%	0.84%	1.61%

CONSOLIDATED NET INCOME

Consolidated net income for 2Q05 amounted to US$89 million (Ps.977 million), a decrease of 28% compared to the US$124 million (Ps.1,472 million) of net income registered in the same quarter of 2004 and a decrease of 7% from the US$95 million (Ps.1,072 million) of net income reported in the previous quarter. Net income decreased compared to the same quarter of 2004 mainly due to lower operating income and equity income from associated companies, which were partially offset by a small gain at the CFR line in 2Q05, instead of the cost registered at the CFR line in 2Q04. Compared to the prior quarter, net income decreased as a result of lower operating income and greater tax accruals, which were compensated in part by a small gain at the CFR line in 2Q05, instead of the cost registered at the CFR line in 2Q04, and higher equity income from associated companies.

Year-to-date, for the six months ended June 30, 2005, Hylsamex reported consolidated net income of US$184 million (Ps.2,049 million), a slight decrease of 2% versus the US$187 million (Ps.2,205 million) of net income registered in the same period of 2004.

Net Income (Loss) Integration Millon of Constant Pesos as of June 30, 2005	2Q05	6M05
Operating Income	1,289.6	2,726.8
Integral Financial Result	6.2	(139.6)
Other income and special items, net	8.5	16.3
Taxes, Current and Deferred	(487.2)	(807.9)
Equity income (loss) associated company	160.0	253.1
Consolidated Net Income in 2Q05	977.1	
Consolidated Net Income in 2005		2,048.7

NET DEBT VARIATION 2Q05

Net Debt Variation US$ Million	
Net Debt as of March 31, 2005	457.8
EBITDA generation	(150.0)
Investment in Working Capital by Operations	(32.6)
Dividends	100.0
Other Items (1)	(11.1)
Accrued Interest	16.8
Taxes and Profit Sharing	68.5
Capital Expenditures	21.6
= Net Debt as of June 30, 2005	471.0

(1) Mainly pension liability.

Debt, Net of Cash: Hylsamex's net debt as of June 30, 2005 was US$471 million, US$13 million or 3% more than the US$458 million registered as of March 31, 2005. This increase in net debt during 2Q05 was caused by a reduction in cash reserves of US$70 million that, coupled with internally generated funds, was used to pay the US$100 million extraordinary dividend in April.

Cash Taxes Paid: Cash taxes paid during 2Q05 amounted to US$38 million, US$33 million and US$19 million more than the amounts paid in the same quarter of 2004 and the previous quarter, respectively. As a result of improved profitability, Hylsamex paid greater cash taxes in 2Q05 as the Company continued making the required interim income tax payments. However, with the use of asset tax credits in the annual 2005 tax return, the Company's 2005 net tax burden is expected to be reduced through a tax refund to be made in early 2006. As of June 30, 2005, the Company holds US$93 million and US$139 million in tax loss carry forwards and asset tax credits, respectively. Tax loss carry forwards can be used to reduce future taxable income and consequently reduce income taxes incurred. Furthermore, if the remaining future income tax incurred is greater than the asset tax, asset tax credits can be utilized to reduce income tax payments to the asset tax level. Since most of the remaining tax loss carry forwards belong to non-operating companies, management does not foresee the immediate use of these carry forwards during 2005.

Profit Sharing: During 2Q05, the Company paid US$31 million in statutory employee profit sharing related to the 2004 profits, which compares to US$2 million paid in the same quarter of 2004.

Net Working Capital (NWC): During 2Q05, net working capital represented a source of funds of US$33 million, which compared to a use of funds of US$93 million and US$23 million in the same quarter of 2004 and in the previous quarter, respectively. In 2Q05, the Company obtained funds primarily from accounts receivable and to a lesser extent from inventories; these sources of funds were partially offset by a use of funds in accounts payable.

Capital Expenditures: Capital expenditures amounted to US$22 million during 2Q05, an increase of US$9 million in relation to both comparable periods. Galvak invested US$6 million while Hylsa's capital expenditures totaled US$16 million.

Net Debt Variation US$ Million	
Net Debt as of December 31, 2004	546.4
EBITDA generation	(310.8)
Investment in Working Capital by Operations	(9.9)
Dividends	100.0
Other Items (1)	(8.4)
Accrued Interest	32.5
Taxes and Profit Sharing	87.0
Capital Expenditures	34.2
= Net Debt as of June 30, 2005	471.0

(1) Mainly pension liability.

NET DEBT VARIATION 6M05

Debt, Net of Cash: Hylsamex's net debt as of June 30, 2005 dropped to US$471 million, US$75 million or 14% less than the US$546 million outstanding balance as of December 31, 2004. This reduction in net debt in the first six months of 2005 was obtained through the prepayment of Hylsa's Certificado Bursatil due 2008 with internally generated cash and free cash flow that bumped cash reserves up by US$21 million from year-end 2004, for a balance of US$146 million as of June 30, 2005.

Cash Taxes Paid: Cash taxes paid during the first six months of 2005 amounted to US$56 million, which are higher than the US$15 million paid in the same period of 2004 because of Hylsamex's improved profitability, as the Company began making interim income tax payments in 2005.

Profit Sharing: During the first six months of 2005, the Company paid US$31 million in statutory employee profit sharing related to the 2004 profits, which compares to US$2 million paid in the comparable period of 2004.

Net Working Capital (NWC): For the first six months of 2005, net working capital represented a source of US$10 million in funds, as compared to a use of funds of US$108 million in the comparable period of 2004.

Capital Expenditures: Capital expenditures totaled US$34 million during the first six months of 2005, US$8 million more than the investments made in the same period of 2004. Out of the figure for the first six months of 2005, US$9 million were disbursed at the Galvak level and US$25 million at Hylsa.

HYLSA PREPAYS NOTES DUE 2007 AND CERTIFICADO BURSATIL DUE 2008

During 2Q05, Hylsa -Hylsamex's main subsidiary- successfully refinanced its Notes due 2007 and prepaid its Certificado Bursatil due 2008, with principal amounts of US$139 million and US$64 million, respectively. Hylsa obtained medium-term bank loans of US$150 million and used internally generated funds to carry out the prepayments, which will further reduce Hylsamex's consolidated cost of debt.

LIQUIDITY AND CASH RESERVES

Strong free cash flow allowed a high level of cash reserves, which reached US$146 million as of June 30, 2005, US$6 million more than the US$140 million at the end of the same quarter of 2004 but US$71 million lower than the balance of US$217 million at the end of the previous quarter. Hylsa's US$60 million Liquidity Facility, which was obtained to support general corporate purposes and working capital needs, remains unused.

KEY FINANCIAL RATIOS

The Company recorded Net Debt to LTM EBITDA of 0.6x as of the end of 2Q05, decreasing from the 2.0x observed in the same period of 2004 and similar to the 0.6x of the preceding quarter. The

Interest Coverage ratio (LTM EBITDA to LTM Net Interest Expense) reached 10.5x as of the end of 2Q05, compared to 4.5x in the same quarter of 2004 and 10.8x in the previous quarter.


Net Debt to LTM EBITDA
10.0
8.0
6.0
4.0
2.0
0.0
0.6
1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04 3Q 04 4Q 04 1Q 05 2Q 05


LTM EBITDA Interest Coverage
12.0
10.0
8.0
6.0
4.0
2.0
0.0
10.5
1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04 3Q 04 4Q 04 1Q 05 2Q 05

EQUITY INCOME FROM ASSOCIATED COMPANIES (SIDOR)

Hylsamex's minority stake in Amazonia generated a gain of US$15 million (Ps.160 million) in 2Q05, as compared to the gains of US$21 million (Ps.253 million) and US$8 million (Ps.95 million) recorded in the same quarter of 2004 and in the previous quarter, respectively. Hylsamex's gain for 2Q05 reflects Sidor's solid operating performance, as a result of favorable fundamentals in the global steel market, the company's position as one of the world's lowest-cost steel producers through vertical integration, and its privileged geographic location that allows it to efficiently supply the domestic and export markets.

This press release contains forward-looking statements that have been prepared on management's best estimates and external data. These assumptions involve judgments with respect to, among other things, future economic, competitive and financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately. Hylsamex does not assume any responsibility for the accuracy of this forward-looking information.

Selected Financial Information

(Million Pesos as of June 2005)

Income Statement	2Q 2005	2Q 2004	1Q 2005	6M 2005	6M 2004
Sales Revenue	6,743	6,982	6,463	13,207	12,355
Gross Profit	1,746	2,613	1,860	3,606	3,887
Operating Profit	1,290	2,271	1,437	2,727	3,190
CFR	6	(536)	(146)	(140)	(516)
Equity in subsidiary	160	256	93	253	302
Consolidated Net Earnings	977	1,472	1,072	2,049	2,205
Majority Net Earnings	964	1,446	1,032	1,997	2,158

Balance Sheet	Jun 2005	Jun 2004	Mar 2005
Current Assets	10,157	9,211	11,292
Non-Current Assets	23,556	24,684	23,890
Total Assets	33,713	33,895	35,182
Current Liabilities	4,491	4,438	4,533
Non-Current Liabilities	9,642	16,052	11,071
Total Liabilities	14,133	20,490	15,604
Stockholders Equity	19,580	13,405	19,578
Majority Interest	17,472	11,376	17,480

Operating and Financial Indicators

Income Statement	2Q 2005	2Q 2004	1Q 2005	6M 2005	6M 2004
Shipments ('000 tons)	825	787	746	1,570	1,575
Exports (%)	23.0	22.1	25.3	24.1	21.1
Revenue/ton	8,177	8,875	8,676	8,414	7,847
Cash cost/ton	5,618	5,093	5,675	5,645	4,919
Gross margin (%)	45.1	55.5	48.7	46.9	51.5
Operating margin (%)	19.1	32.5	22.2	20.6	25.8
EBITDA margin (%)	24.5	37.7	28.0	26.2	31.6
Earnings per ADS	9.53	17.14	10.19	19.72	25.57

Balance Sheet	Jun 2005	Jun 2004	Mar 2005
Net debt (Ps. million)	5,107	10,329	5,173
Net debt (US$ million)	471	867	458
Net debt to equity	0.26	0.77	0.26
Current Ratio	2.26	1.87	2.49
B. Value/ADS	172.57	134.80	172.64
Interest Coverage †			
Last 12 months	10.48	4.51	10.79
Quarterly	8.96	10.31	10.29

* Based on ADS & majority net income
** Monthly figures translated into dollars at the average exchange rate of each month

† (EBITDA) /(Financial Expenses, net)
Stock price at the end of each quarter: Ps.39.50 at Jun/30/05, Ps.16.90 at Jun/30/04 and Ps.37.10 at Mar/31/05

Consolidated Balance Sheet
At June 30, 2005, with comparative figures for 2004
(Million Pesos as of June 2005)

ASSETS	2005	2004
Current Assets:		
Cash and temporary investments	$ 1,585	$ 1,670
Trade accounts receivable	3,329	3,212
Other accounts receivable	1,310	854
Inventories	3,920	3,408
Other assets	13	67
Total current assets	10,157	9,211
Investment in shares of Associated Company	1,265	901
Property, Plant and Equipment	20,421	21,664
Deferred Charges	1,469	1,731
Deferred Income Tax	62	66
Other Asset	339	322
TOTAL ASSETS	$33,713	$33,895

LIABILITIES & EQUITY	2005	2004
Current Liabilities:		
Current portion of long term debt	$ 782	$ 783
Accrued interest payable	28	81
Accounts payable and accrued expenses	3,681	3,574
Total current liabilities	4,491	4,438
Long-Term Liabilities:		
Long-term debt	5,888	11,184
Long-term affiliated Co.		501
Deferred income tax	2,523	2,935
Estimated liabilities for seniority premiums and pension plan	1,231	1,432
Total long-term liabilities	9,642	16,052
TOTAL LIABILITIES	14,133	20,490
Stockholders' Equity:		
Nominal capital stock	5,970	4,975
Restatement of capital stock	1,291	1,251
	7,261	6,226
Other contributed capital	592	
Contributed capital	7,853	6,226
Earned surplus	9,619	5,150
Total majority interest	17,472	11,376
Minority interest	2,108	2,029
TOTAL STOCKHOLDERS' EQUITY	19,580	13,405
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$33,713	$33,895
Majority interest per share	28.7612	22.4675
Majority interest per ADS/GDS	172.5673	134.8047

Consolidated Statement of Income

For the period ended June 30, 2005, with comparative figures for 2004
(Million Pesos as of June 2005)

	2005	2004
Net sales	$ 13,207	$ 12,355
Cost of sales	(9,601)	(8,468)
Gross profit	3,606	3,887
Operating expenses	(879)	(697)
Operating income	2,727	3,190
Comprehensive financing expense, net	(140)	(516)
Other income (expense), net	17	(40)
Equity in net income of associated company	253	302
Income before the following provisions	2,857	2,936
Provisions for:		
Income tax and assets tax	(691)	(712)
Employees' profit sharing	(117)	(19)
Consolidated net income	**2,049**	**2,205**
Net (income) corresponding to minority interest	**(52)**	**(47)**
Net income corresponding to majority interest	**$ 1,997**	**$ 2,158**
Net majority income per share	3.2865	4.2615
Net majority income per ADS/GDS	19.7192	25.5691

Consolidated Statement of Changes in the Financial Position

For the period ended June 30, 2005, with comparative figures for 2004
(Million Pesos as of June 2005)

	2005	2004
Operations:		
Consolidated net income	$ 2,049	$ 2,205
Items not affecting resources:		
Depreciation and amortization	741	723
Equity in net income of associated company	(253)	(302)
Deferred income tax	249	549
Other, net	48	66
	2,834	3,241
Changes in working capital other than financing:		
Accounts receivable	(113)	(967)
Inventories	323	(815)
Accounts payable and accrued expenses	(525)	617
	(315)	(1,165)
Resources provided by operations	**2,519**	**2,076**
Financing:		
Loans received	1,649	89
Repayment of loans	(2,541)	(1,215)
Financing with affiliated companies		14
Effect of restatement on preferred capital stock	(6)	(13)
Dividends declared	(1,106)	
Resources used in financing activities	**(2,004)**	**(1,125)**
Investment:		
Property, plant and equipment, net	(346)	(208)
Deferred charges	(8)	(81)
Other, net	(2)	(9)
Resources used in investment activities	**(356)**	**(298)**
Increase in cash and temporary investments	**159**	**653**
Cash and temporary investments at beginning of the period	1,426	1,017
Cash and temporary investments at end of the period	**$ 1,585**	**$ 1,670**

Julio 25, 2005

Hylsamex
El Acero de México®

Para mayor información:
Othón Díaz Del Guante +(52) 81-8865-1240 odiaz@hylsamex.com.mx
Ismael De La Garza +(52) 81-8865-1224 idelagarza@hylsamex.com.mx
Kevin Kirkeby +(646) 284-9416 kkirkeby@hfgcg.com

Resultados al Segundo Trimestre 2005

La información contenida en este reporte está basada en información financiera no auditada, y se presenta en pesos constantes (Ps.) con poder adquisitivo del 30 de junio del año 2005 y en toneladas métricas. Cifras del estado de resultados y el flujo de efectivo se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes, mientras que cuentas del balance se convirtieron con el tipo de cambio de fin de periodo.

HECHOS SOBRESALIENTES

- Hylsamex registró un sólido volumen de ventas en 2T05, empujado por crecimiento en las ventas domésticas y de exportación. Los embarques alcanzaron 824,500 toneladas en 2T05, 5% y 11% por encima del mismo trimestre de 2004 y el trimestre anterior, respectivamente.
- Los ingresos totalizaron US$612 millones en 2T05. El ingreso por tonelada alcanzó US$742/tonelada en 2T05, que representa ligeras disminuciones de 1% y 4% contra el mismo periodo de 2004 y el trimestre previo, respectivamente, debido a una reducción en los precios internacionales del acero.
- El costo de ventas alcanzó US$550/tonelada en 2T05, 17% mayor que el US$468/tonelada obtenido en el mismo trimestre de 2004 y similar al US$548/tonelada registrado en el trimestre anterior. Comparado al trimestre anterior, la Compañía logró atenuar significativamente los aumentos en costos de energéticos a través de su programa de cobertura de gas natural y con un mayor prorrateo de costos fijos por el aumento en volumen de ventas.
- En 2T05, Hylsamex generó EBITDA de US$150 millones, 32% y 7% menor que el EBITDA de US$222 millones y US$161 millones del mismo periodo de 2004 y el trimestre previo, respectivamente. El margen de EBITDA alcanzó 25% en 2T05.
- El flujo de efectivo libre de 2T05 totalizó US$87 millones. Hylsamex terminó el trimestre con una deuda neta de caja de US$471 millones, que representa una reducción de US$75 millones en lo que va del año.
- Hylsamex pagó un dividendo extraordinario de US$100 millones en abril. La razón Deuda Neta a EBITDA U12M fue de 0.6x en 2T05; la Cobertura de Intereses U12M alcanzó 10.5x.
- La utilidad neta para 2T05 sumó US$89 millones (Ps.977 millones), que representa una disminución de 28% en relación a la utilidad neta de US$124 millones (Ps.1,472 millones) reportada en el mismo periodo de 2004, y que representa una disminución de 6% de la utilidad neta de US$95 millones (Ps.1,072 millones) del trimestre anterior.


EBITDA Trimestral
(US$ Millones)
240
200
160
120
80
40
0
150
1T 02
2T 02
3T 02
4T 02
1T 03
2T 03
3T 03
4T 03
1T 04
2T 04
3T 04
4T 04
1T 05
2T 05

Hylsamex continuó produciendo excelentes resultados en términos de flujo de efectivo de operación durante el segundo trimestre de 2005, a pesar de menores precios del acero. Gracias a fuertes ventas, incrementos en volúmenes y a que el ingreso por tonelada se mantuvo cerca de los máximos alcanzados en 2004, la Compañía registró un sólido EBITDA de US$150 millones en 2T05. En un ambiente de alzas en costos para la industria global del acero, Hylsamex continuó capitalizando en su integración vertical y su moderna planta productiva para mantener los costos relativamente estables.

El flujo de efectivo libre de Hylsamex alcanzó US$87 millones en 2T05, similar a la cifra de US$89 millones generada en el mismo trimestre de 2004. La fuerte generación de flujo de efectivo libre resultó de una sólida generación de EBITDA, combinada con inversiones en activo fijo moderadas y una fuente de efectivo proveniente del capital de trabajo neto. En trimestres recientes, la carga financiera de Hylsamex ha sido reducida debido al proceso de desapalancamiento llevado a cabo en 2004. Adicionalmente, durante 2T05, Hylsamex obtuvo financiamiento bancario de mediano plazo por US$150 millones y utilizó fondos generados internamente para realizar los prepagos de Hylsa relacionados a su Bono con vencimiento en 2007 y su Certificado Bursátil con vencimiento en 2008, que reducirán el costo financiero de Hylsamex. La fuerte generación de flujo de efectivo libre de Hylsamex en los últimos trimestres permitió el pago de un dividendo extraordinario de US$100 millones en abril, sin aumentar la deuda total. Durante 2T05, Hylsamex también pagó US$31 millones de la participación de los trabajadores en las utilidades de la empresa relacionado a las utilidades de 2004.

La generación de EBITDA de la Compañía en 2T05 experimentó una ligera disminución en comparación al trimestre anterior. La reducción fue causada principalmente por menores precios internacionales del acero, que produjeron una baja de 4% en el ingreso por tonelada en relación al trimestre anterior. Sin embargo, Hylsamex continuó mostrando atractivos niveles de rentabilidad como resultado de un sólido volumen de ventas y un costo por tonelada relativamente estable en 2T05, que le permitieron a la Compañía compensar parcialmente la disminución en el ingreso por tonelada.


Volumen de Ventas
('000 Toneladas)
900
800
700
600
500
400
300
200
825
2T 01
4T 01
2T 02
4T 02
2T 03
4T 03
2T 04
4T 04
2T 05


Ingreso y Costo Erogable por Tonelada
(US$/tonelada)
900
800
700
600
500
400
300
200
742
Ingreso por Tonelada
510
Costo Erogable por Tonelada
2T 01
4T 01
2T 02
4T 02
2T 03
4T 03
2T 04
4T 04
2T 05

Durante 2T05, los precios internacionales del acero bajaron de los niveles récord observados en 2004. Mientras que los precios en Estados Unidos y Europa cayeron debido al exceso de inventarios

creado en los últimos meses de 2004, los precios en Asia permanecieron relativamente altos; sin embargo, la demanda subyacente de acero permanece fuerte en los mercados de Hylsamex, lo que augura que el inventario podría regresar a niveles normales y que los precios se estabilicen. Otro factor que puede dar soporte a los precios son los anuncios de recortes a producción y anticipación de programas de mantenimiento, hechos en 2T05 por parte de grandes productores de acero, en tanto que la industria se enfoca más a administrar la oferta para mantenerla más en línea con las tendencias de demanda.

Finalmente, el 18 de mayo de 2005, Alfa -empresa controladora de Hylsamex- anunció que aceptó la oferta que hiciera el Grupo Techint ("Techint") para comprar Hylsamex. Al mismo tiempo, Techint hará una oferta pública de compra por la totalidad de las acciones de Hylsamex en el mercado mexicano de valores, en los mismos términos y condiciones. Esta transacción fortalecerá a Hylsamex, porque será parte de un grupo siderúrgico líder en América Latina.

Las tendencias de oferta y demanda de acero en economías relevantes como las de China y E.U., así como el costo de energéticos, permanecen como variables importantes que pueden afectar el desempeño futuro de la Compañía.

FLUJO DE EFECTIVO LIBRE

Hylsamex generó un excelente flujo de efectivo libre de US$87 millones en 2T05, similar a los US$89 millones registrados en el mismo trimestre de 2004, pero debajo de los US$100 millones obtenidos en el trimestre anterior. El flujo de efectivo libre fue realzado en 2T05 por el capital de trabajo neto, que fue una fuente de efectivo, y menores gastos financieros. Durante 2T05, Hylsamex obtuvo financiamiento bancario de mediano plazo por US$150 millones y utilizó fondos generados internamente para realizar los prepagos de Hylsa relacionados a su Bono con vencimiento en 2007 y su Certificado Bursátil con vencimiento en 2008, que reducirán el costo financiero de Hylsamex.

Como resultado de la mejora en rentabilidad, Hylsamex realizó mayores pagos de impuestos en 2T05, que son atribuidos en su mayoría al pago de US$31 millones de la participación de los trabajadores en las utilidades de la empresa relacionado a las utilidades de 2004. Hylsamex también continuó haciendo pagos provisionales de impuesto sobre la renta. Sin embargo, con la utilización de créditos del impuesto al activo en la declaración anual de 2005, se espera que la carga fiscal neta para 2005 se reducirá en inicios de 2006 a través de una devolución de impuestos.

Hylsamex S.A. de C.V. & Subs. US$ Millones	2T05	1T05	2T04
EBITDA	150	161	222
(+) Alfa Pago Corporativo (1)	11	8	0
(-) Impuestos Pagados	(38)	(19)	(5)
(-) Reparto de Utilidades	(31)	0	(2)
(-) Gasto Financiero Neto	(17)	(16)	(22)
(-) Capital de Trabajo Neto	33	(23)	(93)
(-) Inversiones Activo Fijo	(22)	(13)	(13)
(=) Flujo de Efectivo Libre	87	100	89

(1) Para proveer comparabilidad, el pago corporativo se adiciona.

Hylsamex registró un volumen de ventas de 824,500 toneladas durante 2T05, 5% o 37,800 toneladas más que las 786,700 toneladas del mismo trimestre de 2004 y 11% o 79,000 toneladas mayores que las 745,500 toneladas del trimestre previo. El aumento contra el trimestre previo se debe a un mayor volumen de venta en todas las líneas de producto. Sin embargo, los embarques de productos planos lucen aun mayores en 2T05, considerando el programa de mantenimiento llevado a cabo durante enero. El crecimiento en volumen en la comparación contra el mismo trimestre de 2004 fue causado primordialmente por un mayor volumen de productos planos (incluye productos recubiertos y tubulares).

Embarques
('000 toneladas)


787
746
825
Exp
Dom
2T04
1T05
2T05

El volumen de ventas doméstico totalizó 634,700 toneladas en 2T05, 4% o 21,500 toneladas mayor que las 613,200 toneladas registradas en el mismo trimestre de 2004 y 14% o 78,100 toneladas superiores a las 556,600 toneladas del trimestre anterior. El aumento de 14% versus el trimestre anterior fue ocasionado principalmente por mayores ventas de productos planos, alambrón y palanquilla. La mayoría del crecimiento de 4% versus el mismo trimestre de 2004 resultó por mayores embarques de productos planos.

Ingreso Exportación
(US$ Millones)


131
148
148
2T04
1T05
2T05

Las exportaciones en 2T05 alcanzaron 189,800 toneladas, 9% o 16,300 toneladas superiores a las 173,500 toneladas exportadas en el mismo trimestre de 2004 y similares a las 188,900 toneladas del trimestre anterior. En relación al mismo trimestre de 2004, las exportaciones aumentaron debido a una mayor demanda de productos planos y largos. Los precios de exportación en 2T05 calculados en dólares nominales aumentaron 1% contra el mismo trimestre de 2004 pero disminuyeron 3% comparados con el trimestre anterior. Estas variaciones se debieron principalmente a las tendencias observadas en los precios internacionales del acero. Los sólidos volúmenes y precios de exportación le permitieron a Hylsamex generar ingresos de exportación significativos por US$148 millones en 2T05, 13% mayores que los ingresos de exportación obtenidos en el mismo trimestre de 2004 e idénticos a los ingresos de exportación del trimestre previo.

Durante el periodo enero-junio 2005, Hylsamex ha vendido 1,570,000 toneladas, volumen similar a los embarques de 1,574,500 toneladas registrados en los primeros seis meses de 2004. Las ventas domésticas disminuyeron 4%, a un nivel de 1,191,300 toneladas, debido al programa de mantenimiento en el minimill de la División Aceros Planos durante enero de 2005 y a condiciones de mercado recientes que han reducido la producción del Molino #1. Por el contrario, los embarques de exportación crecieron 14% ya que sumaron 378,700 en la primera mitad de 2005. El buen crecimiento económico en las regiones más importantes del mundo ha permitido registrar fuertes volúmenes de exportación.

INGRESO

Hylsamex registró una sólida generación de ingresos en 2T05. La Compañía generó ingresos por US$612 millones (Ps.6,743 millones) en 2T05, 4% mayores que los US$589 millones (Ps.6,982 millones) alcanzados en el mismo trimestre de 2004 y 7% por encima de los US$574 millones (Ps.6,463 millones) obtenidos en el trimestre anterior. En ambas comparaciones, los aumentos se debieron principalmente a un mayor volumen de ventas, porque el ingreso por tonelada disminuyó un poco.

El ingreso por tonelada de Hylsamex en 2T05 alcanzó US$742/tonelada, que consiste de un precio promedio de acero de US$699/tonelada y de un US$43/tonelada de contribución de otros ingresos relacionados con el acero. El ingreso por tonelada de Hylsamex de US$742/tonelada para 2T05 representa una ligera disminución de 1% o US$6/tonelada en relación al US$748/tonelada logrado en el mismo trimestre de 2004 y refleja una baja de 4% o US$27/tonelada comparado con el US$769/tonelada obtenido en el trimestre previo. Se observó una ligera disminución en el ingreso por tonelada que fue causada principalmente por menores precios del acero en los mercados internacional y doméstico, y también por una mezcla de productos menos rica en 2T05 debido al mayor volumen de productos largos como el alambrón y la palanquilla.

En los primeros seis meses de 2005, la Compañía ha generado US$1,186 millones (Ps.13,207 millones) de ingresos, un incremento de 13% en relación a los ingresos de US$1,050 millones (Ps.12,355 millones) obtenidos en el periodo comparable de 2004. El ingreso promedio por tonelada acumulado alcanzó US$755/tonelada, un aumento de 13% comparado con el ingreso promedio por tonelada de US$667/tonelada logrado en el periodo comparable de 2004.

Volumen de Ventas e Ingreso
(000s de Toneladas y Millones de Pesos Constantes al 30 de junio de 2005)

	2T05		2T04		1T05		6M05		6M04	
	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.
Mercado Doméstico	634.7	5,104.4	613.2	5,422.2	556.6	4,795.7	1,191.3	9,900.3	1,243.0	9,724.8
Mercado Exportación	189.8	1,638.8	173.5	1,559.6	188.9	1,667.5	378.7	3,306.2	331.5	2,630.5
Total	**824.5**	**6,743.2**	**786.7**	**6,981.8**	**745.5**	**6,463.2**	**1,570.0**	**13,206.5**	**1,574.5**	**12,355.3**

COSTO DE VENTAS

Hylsamex continuó operando a altos niveles de utilización durante 2T05 para satisfacer la fuerte demanda de acero. En 2T05, la flexibilidad en la carga metálica y la integración vertical de Hylsamex le permitieron alcanzar una relativa estabilidad en costos, ya que el costo por tonelada permaneció casi sin cambios comparado al trimestre anterior, a pesar de alzas en los costos de materias primas. La Compañía mantuvo la producción de fierro esponja cerca de capacidad máxima, suministrando 100% de los requerimientos de mineral de hierro desde sus propias minas.

El costo de ventas para 2T05 totalizó US$453 millones (Ps.4,998 millones), 23% superior a los US$368 millones (Ps.4,369 millones) registrados en el mismo trimestre de 2004 y 11% mayor que los US$409 millones (Ps.4,609 millones) del trimestre anterior. El aumento en el costo de ventas versus el trimestre anterior ocurrió principalmente por el aumento de 11% en el volumen de ventas. El incremento contra el mismo trimestre de 2004 también resultó primordialmente de un mayor volumen de ventas, pero también reflejó incrementos en los costos de la electricidad, la chatarra doméstica y el acero comprado a terceros utilizado en las operaciones de recubiertos.

El costo por tonelada para 2T05 llegó a US$550/tonelada, US$82/tonelada o 17% mayor que el US$468/tonelada alcanzado en el mismo trimestre de 2004 y US$2/tonelada superior al US$548/tonelada registrado en el trimestre anterior. El aumento del costo por tonelada de US$82/tonelada comparado al mismo trimestre de 2004 consistió de incrementos de US$74/tonelada y

US$8/tonelada en el costo variable y fijo por tonelada, respectivamente. El aumento en el costo variable resultó de los mayores costos de la electricidad, la chatarra doméstica y el acero comprado a terceros utilizado en las operaciones de recubiertos. El incremento en el costo fijo se debió principalmente a mayores gastos de mantenimiento. El aumento en el costo por tonelada de US$2/tonelada contra el trimestre anterior fue causado por un incremento de US$12/tonelada en el costo variable, compensado casi en su totalidad por una disminución de US$10/tonelada en el costo fijo. El aumento en el costo variable se debió a costos ligeramente mayores del gas natural y del acero comprado a terceros utilizado en las operaciones de recubiertos. El menor costo fijo resultó de una mejora en el prorrateo de costos fijos debido al aumento en el volumen de ventas.

Energéticos: El costo efectivo de gas natural para Hylsamex durante 2T05 alcanzó US$5.52/MMBtu (que corresponde a un precio de referencia promedio de US$6.30/MMBtu en el sur de Texas), cifra que es 2% menor que el US$5.66/MMBtu registrado en el mismo trimestre de 2004 pero 4% mayor al US$5.32/MMBtu observado en el trimestre anterior. Los ahorros contra los precios de mercado son el resultado del programa existente de coberturas financieras. La Compañía continuamente está monitoreando y estudiando el mercado de gas natural para administrar su exposición a este insumo. A la fecha de este reporte, las coberturas de gas natural se componen de las siguientes posiciones:


Insumos Energéticos
Precios Trimestrales
7.0
6.0
5.0
4.0
3.0
2.0
1T 03
2T 03
3T 03
4T 03
1T 04
2T 04
3T 04
4T 04
1T 05
2T 05
Gas Natural Sur de Texas
Electricidad (US ¢/KWh)
Costo Efectivo Gas Natural Hylsamex (US$/MMBtu)

<u>2005</u>

- El precio de sur de Texas para julio de 2005 fue fijado en US$6.70/MMBtu. Como resultado de las coberturas financieras existentes, el costo para Hylsamex de los primeros 200 contratos de consumo de gas natural será aproximadamente US$5.005/MMBtu. El consumo de julio en exceso de 200 contratos tendrá un costo a precio de mercado.
- Agosto a diciembre de 2005: 32% de las necesidades del mes cubiertas con un swap a US$4.28/MMBtu, con un techo en US$6.70/MMBtu.
- Agosto de 2005: un 32% adicional de los requerimientos cubiertos con un swap a US$5.86/MMBtu. Cuando el precio de mercado fluctúe entre US$4.50/MMBtu y US$5.73/MMBtu, la Compañía pagará el precio de mercado prevaleciente más US$0.13/MMBtu. El swap tiene un techo en US$7.70/MMBtu.
- Septiembre a diciembre de 2005: un 32% adicional de los requerimientos cubiertos con un swap a US$5.73/MMBtu. Cuando el precio de mercado fluctúe entre US$4.90/MMBtu y US$5.73/MMBtu, la Compañía pagará el precio de mercado prevaleciente. El swap tiene un techo en US$7.70/MMBtu.

La gráfica adyacente describe el costo de gas natural de Hylsamex de agosto a diciembre de 2005, incluyendo el efecto combinado de las coberturas financieras mencionadas arriba. La gráfica también muestra el precio promedio y alto-bajo de futuros de mayo a diciembre de 2005, al cierre de los precios de futuros del 24 de julio de 2005.


Costo Gas Natural Ago-Dic 2005
(con coberturas)
Costo Sin Coberturas
Costo Hylsamex
Costo Hylsamex US$/MMBtu
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
3.0 4.0 5.0 6.0 7.0 8.0 9.0 10.0
Precio Sur de Texas US$/MMBtu
Ago-Dic 2005 Precio Promedio Futuros
Ago-Dic 2005 Rango Alto-Bajo Precio Futuros

<u>2007</u>

La Compañía vendió un swaption a US$4.20/MMBtu por 32% de los requerimientos del año.

<u>Nota:</u> Mientras que algunas de las coberturas financieras de la Compañía están referenciadas al precio del gas natural de NYMEX, todas las coberturas financieras de la Compañía descritas arriba se muestran a su precio equivalente del Sur de Texas, que en 2004 fue US$0.30/MMBtu menor que el precio de NYMEX, en promedio.

El costo de la electricidad para 2T05 fue de US¢4.68/Kwh, 13% más alto que el US¢4.16/Kwh registrado en el mismo trimestre de 2004 y 1% menor que el US¢4.73/Kwh observado en el trimestre anterior. La variación contra el mismo trimestre de 2004 fue causada por las alzas en los precios internacionales de los hidrocarburos.

Carga Metálica: El costo promedio ponderado de la carga metálica en 2T05 aumentó US$18/tonelada y US$1/tonelada con respecto al mismo trimestre de 2004 y al trimestre anterior, respectivamente. En la comparación contra el mismo trimestre de 2004, el aumento en el costo de la carga metálica fue atribuido esencialmente a un mayor costo de la chatarra doméstica y del fierro esponja. El incremento ligero en el costo de la carga metálica versus el trimestre anterior resultó de un mayor costo del fierro esponja, compensado en su mayoría por un mayor uso de chatarra importada en la carga metálica.

En 2T05, el costo del fierro esponja aumentó US$14/tonelada y US$7/tonelada contra el mismo trimestre de 2004 y el trimestre anterior, respectivamente. Los aumentos se deben a mayores costos de energéticos. Sin embargo, la estabilidad relativa se debe a que el costo del gas natural para Hylsamex ha permanecido alrededor de US$5.50/MMBtu desde 2004, debido en parte a la estrategia de coberturas de gas natural de la Compañía.

El costo de la mezcla de chatarra de Hylsamex ha permanecido relativamente alto en relación a años anteriores. En 2T05, el costo para Hylsamex de su mezcla de chatarra doméstica aumentó US$30/tonelada contra el mismo trimestre de 2004, pero registró una disminución de US$2/tonelada comparado con el trimestre anterior. Durante 2T05, el costo para Hylsamex de su mezcla de chatarra importada disminuyó US$4/tonelada versus el mismo trimestre de 2004. En la comparación contra el trimestre anterior, el costo de la chatarra importada aumentó en US$4/tonelada.

El mercado de chatarra en E.U. perdió fortaleza durante 2T05, con los precios de chatarra promediando US$173/tonelada, 12% menor al promedio del trimestre anterior. En lo que va de 3T05, al 15 de julio de 2005, el precio de la chatarra se sitúa en US$136/tonelada. Recientemente, los precios de la chatarra doméstica también han cedido, ya que existe cierto desfase entre los precios de la chatarra doméstica y la importada.

El costo de ventas para los primeros seis meses de 2005 ascendió a US$862 millones (Ps.9,601 millones), lo que significa un aumento de 20% del nivel de costos de US$720 millones (Ps.8,468 millones) registrado en el mismo periodo de 2004. El aumento de 20% en el costo de ventas refleja principalmente mayores costos variables. El costo por tonelada aumentó US$92/tonelada o 20%, de US$457/tonelada en los primeros seis meses de 2004 a US$549/tonelada en el mismo periodo de 2005. En esta comparación, el costo variable subió US$78/tonelada debido a mayores costos de la chatarra, los energéticos y el acero comprado a terceros utilizado en las operaciones de recubiertos; el costo fijo aumentó, aunque en menor grado, en US$14/tonelada causado por mayores gastos de mantenimiento en 2005.

GASTOS DE OPERACIÓN

Los gastos de operación para 2T05 alcanzaron US$41 millones (Ps.456 millones), 43% mayores que los US$29 millones (Ps.343 millones) registrados en el mismo trimestre de 2004 y 10% superiores a los US$38 millones (Ps.425 millones) reportados en el trimestre anterior. En la comparación contra el mismo trimestre de 2004, US$11 millones del incremento se debe a la reanudación del pago por servicios corporativos que Hylsamex hace a su empresa controladora Alfa. De manera similar, el aumento en gastos de operación versus el trimestre anterior fue causado totalmente por un mayor pago por servicios corporativos a Alfa, que totalizó US$11 millones en 2T05, US$3 millones más que en 1T05. La razón de gastos de operación a ventas alcanzó a 6.8% en 2T05, mayor que el 4.9% observado en el mismo trimestre de 2004 y ligeramente superior al 6.6% del trimestre anterior.

Para los seis meses terminados en junio de 2005, los gastos de operación totalizaron US$79 millones (Ps.879 millones), 26% superiores a los US$59 millones (Ps.697 millones) registrados en los primeros seis meses de 2004. En los primeros seis meses de 2005, la razón de gastos de operación a ventas aumentó a 6.7% en comparación al 5.6% registrado en el mismo periodo de 2004.

UTILIDAD DE OPERACIÓN Y EBITDA

Durante 2T05, la utilidad de operación totalizó US$117 millones (Ps.1,290 millones), US$74 millones menor que los US$191 millones (Ps.2,271 millones) obtenidos en el mismo trimestre de 2004 y US$10 millones menor que los US$127 millones (Ps.1,437 millones) logrados en el trimestre anterior. El margen operativo de Hylsamex para 2T05 alcanzó 19%, menor que los márgenes operativos de 33% y 22% obtenidos en el mismo trimestre de 2004 y en el trimestre anterior, respectivamente.



EBITDA Trimestral
(US$ Millones)
240
200
160
120
80
40
0
150
1T 02
2T 02
3T 02
4T 02
1T 03
2T 03
3T 03
4T 03
1T 04
2T 04
3T 04
4T 04
1T 05
2T 05



EBITDA por Tonelada
(US$/Tonelada)
320
280
240
200
160
120
80
40
0
182
'00
'01
'02
'03
1T 04
2T 04
3T 04
4T 04
1T 05
2T 05

El EBITDA en 2T05 de US$150 millones (Ps.1,654 millones) fue 32% menor a los US$222 millones (Ps.2,632 millones) conseguidos en el mismo trimestre de 2004 y fue 7% menor a los US$161 millones (Ps.1,813 millones) generados en el trimestre anterior. El margen de EBITDA de Hylsamex alcanzó 25% durante 2T05, menor a los márgenes de EBITDA de 38% y 28% obtenidos en el mismo trimestre de 2004 y en el trimestre previo, respectivamente. En una base por tonelada, el EBITDA alcanzó US$182/tonelada en 2T05, US$100/tonelada menor que el US$282/tonelada obtenido en el mismo trimestre de 2004 y US$34/tonelada menor al US$216/tonelada logrado en el trimestre previo.

A pesar de la menor fortaleza en los precios internacionales del acero durante 2T05 que produjo una disminución en la rentabilidad operativa, Hylsamex generó un sólido EBITDA durante el trimestre, gracias a que los precios permanecieron en muy buenos niveles y a la integración vertical de la Compañía que le ayudó a mantener costos relativamente estables. En relación a ambos periodos de comparación, la rentabilidad operativa de 2T05 se redujo a causa de menores precios. Además de menores precios, la rentabilidad operativa en 2T05 disminuyó en relación al mismo trimestre de 2004 debido a un mayor costo por tonelada que resultó de mayores costos de los energéticos, la chatarra y el acero comprado a terceros utilizado en las operaciones de recubiertos, además de los pagos por servicios corporativos a Alfa.

La utilidad de operación acumulada durante los primeros seis meses de 2005 totalizó US$244 millones (Ps.2,727 millones), 10% menor a la utilidad de operación obtenida en el mismo periodo de 2004, que fue de US$271 millones (Ps.3,190 millones). El EBITDA disminuyó en menor grado, ya que Hylsamex generó US$311 millones (Ps.3,467 millones) en la primera mitad de 2005, una disminución de 6% comparado al EBITDA de US$332 millones (Ps.3,914 millones) acumulado en el mismo periodo de 2004.

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

Hylsamex registró en 2T05 una ganancia financiera neta de US$0.5 millones (Ps.6 millones), que se compara con costos financieros netos de US$45 millones (Ps.536 millones) y US$13 millones (Ps.146 millones) registrados en el mismo trimestre de 2004 y en el trimestre previo. Las variaciones en el RIF observadas en los trimestres de comparación tienen qué ver principalmente con las fluctuaciones significativas en la paridad Peso-dólar y su efecto sobre la deuda de Hylsamex que casi en su totalidad está contratada en la divisa estadounidense. En 2T05, la Compañía registró una ganancia cambiaria de US$16 millones debido a la apreciación del Peso contra el dólar durante el trimestre. En relación al trimestre anterior, Hylsamex registró una ganancia por posición monetaria menor en 2T05 como resultado de una menor inflación. Comparado a 2004, la Compañía continuó experimentando una carga financiera relativamente menor, como resultado del proceso de desapalancamiento y refinanciamiento llevado a cabo en 2004. Los gastos financieros netos para 2T05 totalizaron US$17 millones, una disminución de 22%, o US$5 millones, comparado al mismo trimestre de 2004 pero que fue un aumento ligero de 8%, o US$1 millón, versus el trimestre anterior.

En la primera mitad de 2005, la Compañía registró un costo financiero neto de US$12 millones (Ps.140 millones), 72% menor que el costo financiero neto de US$44 millones (Ps.516 millones) reportado para el mismo periodo de 2004. La mayor parte de la reducción obedece a mayores ganancias cambiarias en 2005 en lugar de pérdidas cambiarias como sucedió en 2004, además de la reducción en gastos financieros netos en 2005. Estos cambios favorables solamente fueron compensados en parte por menores ganancias monetarias en 2005, que se derivaron de menor inflación doméstica, y un menor saldo de pasivos monetarios en el balance general de Hylsamex.

Resultado Integral de Financiamiento
Millones de Pesos Constantes al 30 de junio de 2005

	2T05	2T04	1T05	6M05	6M04
Productos Financieros	29.3	17.7	26.6	55.8	31.3
Gastos Financieros	(214.4)	(272.9)	(202.8)	(417.2)	(551.0)
Gastos Financieros, neto	(185.1)	(255.2)	(176.2)	(361.4)	(519.7)
Efecto en Cambio de Paridad	174.6	(281.6)	(3.6)	171.0	(204.5)
Resultado por Posición Monetaria	17.8	(3.5)	38.7	56.7	224.2
Act. Pasivo Laboral	0.1	0.6	(6.0)	(5.9)	(16.1)
CIF Capitalizado	(1.2)	4.0	1.3	0.0	(0.4)
Total CIF	6.2	(535.7)	(145.8)	(139.6)	(516.5)
Variables Macroeconómicas					
Paridad Ps / US$ fin del período	10.8428	11.4116	11.2942	10.8428	11.2942
(Apreciación) / Depreciación del Peso	(4.00%)	2.31%	0.26%	(3.75%)	0.52%
Inflación Doméstica	0.05%	-0.01%	0.79%	0.84%	1.61%

Resultado Neto Consolidado

La utilidad neta consolidada para 2T05 sumó US$89 millones (Ps.977 millones), que representa una disminución 28% en relación a la utilidad neta de US$124 millones (Ps.1,472 millones) reportada en el mismo periodo de 2004, y una disminución de 7% de la utilidad neta de US$95 millones (Ps.1,072 millones) del trimestre anterior. La utilidad neta disminuyó con respecto al mismo trimestre de 2004 principalmente por una menor utilidad de operación y una menor ganancia por participación en resultados de compañías asociadas, que fueron compensadas en parte por una pequeña ganancia en el RIF en 2T05, en lugar de un costo en el RIF en 2T04. En la comparación contra el trimestre anterior, la utilidad neta disminuyó como resultado de una menor utilidad de operación y mayores impuestos a cargo, que fueron compensados en parte por una pequeña ganancia en el RIF en 2T05, en lugar de un costo en el RIF en 2T04, así como una mayor ganancia por participación en resultados de compañías asociadas.

Hylsamex ha generado una utilidad neta consolidada de US$184 millones (Ps.2,049 millones) durante los primeros seis meses de 2005, que representa una ligera disminución de 2% en relación a la utilidad neta de US$187 millones (Ps.2,205 millones) reportada para el mismo periodo de 2004.

Integración de la Utilidad (Pérdidad) Neta
Millones de Pesos Constantes al 30 de junio de 2005

	2T05	6M05
Utilidad de Operación	1,289.6	2,726.8
Costo Integral de Financiamiento	6.2	(139.6)
Otros ingresos (gastos) y partidas especiales	8.5	16.3
Impuestos, Causados y Diferidos	(487.2)	(807.9)
Participación en resultados de asociadas	160.0	253.1
Utilidad Neta Consolidada en 2T05	977.1	
Utilidad Neta Consolidada en 2005		2,048.7

Deuda Neta y Otros Rubros

Variación de la Deuda Neta en 2T05

Deuda Neta de Caja: La deuda neta de Hylsamex al 30 de junio de 2005 fue de US$471 millones, US$13 millones o 3% mayor que el saldo de US$458 millones que se tenía el 31 de marzo de 2005. El incremento de la deuda neta durante 2T05 fue causado por una reducción en las reservas de efectivo de US$70 millones que, en conjunto con recursos generados internamente, fue utilizado para pagar el dividendo extraordinario de US$100 millones en abril.

Variación de la Deuda
Millones de US$

Deuda neta al 31 de marzo de 2005	457.8
Generación de efectivo	(150.0)
Inversión en capital de trabajo operativo	(32.6)
Dividendos	100.0
Otras partidas (1)	(11.1)
Intereses acumulados	16.8
Impuestos y Reparto de Utilidades	68.5
Inversión en activo fijo	21.6
= Deuda neta al 30 de junio de 2005	471.0

(1) Principalmente pasivo laboral.

Impuestos Pagados: Los impuestos pagados durante 2T05 ascendieron a US$38 millones, US$33 millones y US$19 millones mayores que los montos pagados en el mismo trimestre de 2004 y el trimestre previo, respectivamente. Como resultado de la

mejora en rentabilidad, Hylsamex realizó mayores pagos de impuestos en 2T05 porque la Compañía continuó haciendo pagos provisionales de impuesto sobre la renta. Sin embargo, con la utilización de créditos del impuesto al activo en la declaración anual de 2005, se espera que la carga fiscal neta de 2005 de la Compañía se reducirá en inicios de 2006 a través de una devolución de impuestos. Al 30 de junio de 2005, la Compañía mantiene US$93 millones y US$139 millones en pérdidas fiscales pendientes de amortizar y créditos de impuesto al activo, respectivamente. Las pérdidas fiscales pendientes de amortizar pueden utilizarse para reducir utilidades fiscales futuras y en consecuencia, disminuir el impuesto sobre la renta causado. Adicionalmente, si el impuesto sobre la renta causado es mayor que el impuesto al activo, los créditos de impuesto al activo se pueden utilizar para reducir los pagos de impuesto sobre la renta al nivel del impuesto al activo. Debido a que la mayoría de las pérdidas fiscales pendientes de amortizar pertenecen a empresas no operadoras, la administración no prevé el uso inmediato de estas pérdidas fiscales durante 2005.

Reparto de Utilidades: Durante 2T05, la Compañía pagó US$31 millones de la participación de los trabajadores en las utilidades de la empresa relacionado a las utilidades de 2004, que se compara con US$2 millones pagados en el mismo trimestre de 2004.

Capital de Trabajo Neto (CTN): Durante 2T05, el CTN representó una fuente de efectivo de US$33 millones, que se compara con el uso de efectivo de US$93 millones y US$23 millones del mismo trimestre de 2004 y el trimestre anterior, respectivamente. En 2T05, la Compañía obtuvo fondos principalmente de cuentas por cobrar y en menor escala del inventario; estas fuentes de efectivo fueron parcialmente reducidas con un uso de efectivo en cuentas por pagar.

Inversiones en Activo Fijo: Las inversiones en activo fijo sumaron US$22 millones en 2T05, un aumento de US$9 millones en relación a las inversiones realizadas en ambos periodos de comparación. Galvak invirtió US$6 millones, mientras que las inversiones de Hylsa totalizaron US$16 millones.

VARIACIÓN DE LA DEUDA NETA EN 6M05

Variación de la Deuda
Millones de US$

Deuda neta al 31 de diciembre de 2004	546.4
Generación de efectivo	(310.8)
Inversión en capital de trabajo operativo	(9.9)
Dividendos	100.0
Otras partidas (1)	(8.4)
Intereses acumulados	32.5
Impuestos y Reparto de Utilidades	87.0
Inversión en activo fijo	34.2
= Deuda neta al 30 de junio de 2005	471.0

(1) Principalmente pasivo laboral.

Deuda Neta de Caja: La deuda neta de Hylsamex al 30 de junio de 2005 disminuyó a US$471 millones, US$75 millones o 14% menor que el saldo de US$546 millones que se tenía el 31 de diciembre de 2004. Esta reducción de deuda neta en los primeros seis meses de 2005 se obtuvo a través del prepago del Certificado Bursátil con vencimiento en 2008 de Hylsa con recursos generados internamente y flujo libre de efectivo que impulsó las reservas de efectivo en US$21 millones desde fines de 2004 a un saldo de US$146 millones al 30 de junio de 2005.

Impuestos Pagados: Los impuestos pagados durante los primeros seis meses de 2005 ascendieron a US$56 millones, que son mayores que los US$15 millones erogados en el mismo periodo de 2004 porque la rentabilidad operativa de Hylsamex aumentó y la Compañía comenzó a hacer pagos provisionales de impuesto sobre la renta en 2005.

Reparto de Utilidades: Durante los primeros seis meses de 2005, la Compañía pagó US$31 millones de la participación de los trabajadores en las utilidades de la empresa relacionado a las utilidades de 2004, que se compara con US$2 millones pagados en el mismo periodo de 2004.

Capital de Trabajo Neto (CTN): En la primera mitad de 2005, el CTN representó una fuente de efectivo de US$10 millones, que se compara con un uso de efectivo de US$108 millones en el mismo periodo de 2004.

Inversiones en Activo Fijo: Las inversiones en activo fijo sumaron US$34 millones en los primeros seis meses de 2005, US$8 millones mayores que las inversiones realizadas en el periodo comparable de 2004. De la cifra para la primera mitad de 2005, US$9 millones fueron desembolsados en Galvak y US$25 millones en Hylsa.

HYLSA PREPAGA NOTAS CON VENCIMIENTO 2007 Y CERTIFICADO BURSÁTIL CON VENCIMIENTO 2008

Durante 2T05, Hylsa, subsidiaria principal de Hylsamex, refinanció exitosamente sus Notas con vencimiento en 2007 y prepagó su Certificado Bursátil con vencimiento en 2008, que tenían saldos insolutos de US$139 millones y US$64 millones, respectivamente. Hylsa obtuvo financiamiento bancario de mediano plazo por US$150 millones y utilizó fondos generados internamente para realizar los prepagos, que reducirán el costo financiero de Hylsamex.

LIQUIDEZ Y RESERVAS DE EFECTIVO

El fuerte flujo de efectivo libre permitió un alto nivel de reservas de efectivo, que alcanzaron US$146 millones al 30 de junio de 2005, un incremento de US$6 millones en relación al saldo de US$140 millones a fines del mismo trimestre de 2004 pero US$71 millones menores que el saldo de US$217 millones al final del trimestre anterior. La Línea de Crédito Revolvente de Hylsa de US$60 millones, que fue otorgada para apoyar los requerimientos de capital de trabajo, no ha sido utilizada.

RAZONES FINANCIERAS CLAVE

La Compañía registró una razón de Deuda Neta a EBITDA U12M de 0.6x a fines del 2T05, una disminución del 2.0x observado en el trimestre comparable de 2004 y similar al 0.6x del trimestre anterior. La cobertura de intereses (EBITDA U12M a gastos financieros netos U12M) alcanzó 10.5x al final del 2T05, comparada con 4.5x en el mismo trimestre de 2004 y 10.8x en el trimestre previo.



Deuda Neta a EBITDA U12M
10.0
8.0
6.0
4.0
2.0
0.0
0.6
1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T 4T 1T 2T
02 02 02 02 03 03 03 03 04 04 04 04 05 05



Cobertura de Intereses EBITDA U12M
12.0
10.0
8.0
6.0
4.0
2.0
0.0
10.5
1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T 4T 1T 2T
02 02 02 02 03 03 03 03 04 04 04 04 05 05

PARTICIPACIÓN EN RESULTADOS DE COMPAÑÍAS ASOCIADAS (SIDOR)

La participación minoritaria de Hylsamex en Amazonia generó una ganancia de US$15 millones (Ps.160 millones) en 2T05, que se compara con las ganancias de US$21 millones (Ps.253 millones) y US$8 millones (Ps.95 millones) registradas en el trimestre comparable de 2004 y el trimestre previo, respectivamente. La ganancia de Hylsamex para 2T05 refleja una buena rentabilidad operativa de Sidor, como resultado de los fundamentales favorables en el mercado global del acero, la posición de la empresa como uno de los productores de acero de más bajo costo en el mundo a través de su integración vertical, y su posición geográfica privilegiada que le permite suministrar eficientemente acero a los mercados domésticos y de exportación.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Información Financiera Seleccionada

(Millones de Pesos de poder adquisitivo del 30 de junio de 2005)

Estado de Resultados	2T 2005	2T 2004	1T 2005	6M 2005	6M 2004
Ingreso	6,743	6,982	6,463	13,207	12,355
Utilidad bruta	1,746	2,613	1,860	3,606	3,887
Ut. de Operación	1,290	2,271	1,437	2,727	3,190
RIF	6	(536)	(146)	(140)	(516)
Part. en subsidiarias	160	256	93	253	302
Utilidad neta consolidada	977	1,472	1,072	2,049	2,205
Utilidad neta mayoritaria	964	1,446	1,032	1,997	2,158

Balance General	Jun 2005	Jun 2004	Mar 2005
Activo circulante	10,157	9,211	11,292
Activo no circulante	23,556	24,684	23,890
Activo Total	33,713	33,895	35,182
Pasivo Corto Plazo	4,491	4,438	4,533
Pasivo Largo Plazo	9,642	16,052	11,071
Pasivo Total	14,133	20,490	15,604
Capital Contable	19,580	13,405	19,578
Interés mayoritario	17,472	11,376	17,480

Indicadores Operativos y Financieros

Estado de Resultados	2T 2005	2T 2004	1T 2005	6M 2005	6M 2004
Volumen de ventas ('000 toneladas)	825	787	746	1,570	1,575
Exportaciones (%)	23.0	22.1	25.3	24.1	21.1
Ingreso/ton	8,177	8,875	8,676	8,414	7,847
Costo erogable/ton	5,618	5,093	5,675	5,645	4,919
Mg. Bruto (%)	45.1	55.5	48.7	46.9	51.5
Mg. Operación (%)	19.1	32.5	22.2	20.6	25.8
Mg. EBITDA (%)	24.5	37.7	28.0	26.2	31.6
Utilidad por acción	1.59	1.70	2.86	3.29	4.26

Balance General	Jun 2005	Jun 2004	Mar 2005
Deuda neta (Ps. millones)	5,107	10,329	5,173
Deuda neta (US$ millones)	471	867	458
Deuda neta a capital	0.26	0.77	0.26
Razón circulante	2.26	1.87	2.49
V. Libros / acción	28.76	22.47	28.77
Cobertura Interés†			
Últimos 12 meses	10.48	4.51	10.79
Trimestral	8.96	10.31	10.29

* Basado en acciones y utilidad neta mayoritaria.

** Cifras mensuales convertidas al tipo de cambio promedio de cada mes

† (EBITDA) /(Gastos financieros, neto)

†† Basada en el precio de la acción al final de cada trimestre: Ps.39.50 en Jun/30/05, Ps.16.90 en Jun/30/04 y Ps.37.10 en Mar/31/05

Estado Consolidado de Situación Financiera

Al 30 de junio de 2005, comparativo con 2004

(Millones de Pesos de poder adquisitivo del 30 de junio de 2005)

	2005	2004
Activos		
Activo Circulante:		
Efectivo y valores de realización inmediata	$ 1,585	$ 1,670
Clientes	3,329	3,212
Otras cuentas por cobrar	1,310	854
Inventarios	3,920	3,408
Otros Activos	13	67
	----------	----------
Total Activo Circulante	10,157	9,211
Inversiones en acciones de asociada	1,265	901
Inmuebles, maquinaria y equipo	20,421	21,664
Cargos diferidos	1,469	1,731
Impuesto sobre la renta diferido	62	66
Otro activo	339	322
	----------	----------
TOTAL ACTIVO	**$33,713**	**$33,895**
	=======	=======

	2005	2004
PASIVO Y CAPITAL		
Pasivo a corto plazo:		
Vencimiento de pasivo a largo plazo	$ 782	$ 783
Intereses acumulados por pagar	28	81
Cuentas y gastos acumulados por pagar	3,681	3,574
	----------	----------
Total Pasivo a Corto Plazo	4,491	4,438
Pasivo a Largo Plazo:		
Deuda a largo plazo	5,888	11,184
Deuda L.P. con Cía. afiliada		501
Impuesto sobre la renta diferido	2,523	2,935
Estimaciones de remuneraciones al retiro	1,231	1,432
	----------	----------
Total Pasivo a Largo Plazo	9,642	16,052
	----------	----------
TOTAL PASIVO	**14,133**	**20,490**
CAPITAL CONTABLE:		
Capital social nominal	5,970	4,975
Incremento por actualización	1,291	1,251
	----------	----------
	7,261	6,226
Otro capital contribuido	592	
	----------	----------
Capital contribuido	7,853	6,226
Capital ganado	9,619	5,150
	----------	----------
Total interés mayoritario	17,472	11,376
Interés minoritario	2,108	2,029
	----------	----------
TOTAL CAPITAL CONTABLE	**19,580**	**13,405**
	----------	----------
TOTAL PASIVO Y CAPITAL CONTABLE	**$33,713**	**$33,895**
	=======	=======
Interés mayoritario por acción	28.7612	22.4675
Interés mayoritario por ADS/GDS	172.5673	134.8047

Estado Consolidado de Resultados

Pera el período terminado el 30 de junio de 2005, comparativo con 2004
(Millones de Pesos de poder adquisitivo del 30 de junio de 2005)

	2005	2004
Ventas netas	$ 13,207	$ 12,355
Costo de ventas	(9,601)	(8,468)
Utilidad bruta	3,606	3,887
Gastos de operación	(879)	(697)
Utilidad de operación	2,727	3,190
Resultado integral de financiamiento, neto	(140)	(516)
Otros productos (gastos), neto	17	(40)
Participación en resultados de asociadas	253	302
Utilidad antes de las siguientes provisiones	2,857	2,936
Provisiones para:		
Impuesto sobre la renta y al activo	(691)	(712)
Participación de los trabajadores en las utilidades	(117)	(19)
Utilidad neta consolidada	**2,049**	**2,205**
(Utilidad) neta del interés minoritario	**(52)**	**(47)**
Utilidad neta del interés mayoritario	**$ 1,997**	**$ 2,158**
Utilidad neta por acción	3.2865	4.2615
Utilidad neta por ADS/GDS	19.7192	25.5691

Estado Consolidado de Cambios en la Situación Financiera

Pera el período terminado el 30 de junio de 2005, comparativo con 2004
(Millones de pesos de poder adquisitivo del 30 de junio de 2005)

	2005	2004
Operación:		
Utilidad neta consolidada	$ 2,049	$ 2,205
Partidas que no afectaron los recursos:		
Depreciación y amortización	741	723
Participación en los resultados de asociadas	(253)	(302)
Impuesto sobre la renta diferido	249	549
Otras, neto	48	66
	2,834	3,241
Cambios en el capital de trabajo, excluyendo financiamiento:		
Cuentas por cobrar	(113)	(967)
Inventarios	323	(815)
Cuentas y gastos acumulados por pagar	(525)	617
	(315)	(1,165)
Recursos generados por la operación	**2,519**	**2,076**
Financiamiento:		
Préstamos recibidos	1,649	89
Pago de préstamos	(2,541)	(1,215)
Financiamiento con compañias afiliadas		14
Efecto de actualizacióboard del capital preferente	(6)	(13)
Dividendos (decretados) recibidos	(1,106)	
Recursos aplicados a actividades de financiamiento	**(2,004)**	**(1,125)**
Inversión:		
Inmuebles, maquinaria y equipo, neto	(346)	(208)
Cargos diferidos	(8)	(81)
Otros, neto	(2)	(9)
Recursos aplicados a actividades de inversión	**(356)**	**(298)**
Aumento en efectivo y valores de realización inmediata	**159**	**653**
Efectivo y valores de realización inmediata al principio del periodo	1,426	1,017
Efectivo y valores de realización inmediata al final del periodo	**$ 1,585**	**$ 1,670**

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: icssific.ens

Longitud del sobre: 68304 bytes.

Fecha de recepcion: Jul 25 2005 12:55:46:290PM.

Folio de recepcion: 98437.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
icssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 30 DE JUNIO DE 2005 Y 2004
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**33,713,054**	**100**	**33,895,500**	**100**
2	**ACTIVO CIRCULANTE**	**10,157,172**	**30**	**9,211,223**	**27**
3	EFECTIVO E INVERSIONES TEMPORALES	1,584,562	5	1,670,012	5
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	3,329,327	10	3,212,227	9
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	1,309,786	4	854,415	3
6	INVENTARIOS	3,920,137	12	3,407,662	10
7	OTROS ACTIVOS CIRCULANTES	13,360	0	66,907	0
8	**LARGO PLAZO**	**1,264,974**	**4**	**900,665**	**3**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	1,260,351	4	895,853	3
11	OTRAS INVERSIONES	4,623	0	4,812	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**20,420,845**	**61**	**21,664,250**	**64**
13	INMUEBLES	1,194,563	4	1,194,214	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	40,397,362	120	41,500,488	122
15	OTROS EQUIPOS	213,528	1	210,871	1
16	DEPRECIACION ACUMULADA	22,150,696	66	21,968,851	65
17	CONSTRUCCIONES EN PROCESO	766,088	2	727,528	2
18	**ACTIVO DIFERIDO (NETO)**	**1,870,063**	**6**	**2,119,362**	**6**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**14,133,367**	**100**	**20,490,018**	**100**
21	**PASIVO CIRCULANTE**	**4,491,274**	**32**	**4,437,921**	**22**
22	PROVEEDORES	1,824,044	13	1,967,043	10
23	CREDITOS BANCARIOS	782,483	6	782,692	4
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	534,135	4	249,964	1
26	OTROS PASIVOS CIRCULANTES	1,350,612	10	1,438,222	7
27	**PASIVO A LARGO PLAZO**	**5,888,015**	**42**	**11,684,737**	**57**
28	CREDITOS BANCARIOS	4,065,418	29	6,801,253	33
29	CREDITOS BURSATILES	1,815,964	13	4,369,983	21
30	OTROS CREDITOS	6,633	0	513,501	3
31	**CREDITOS DIFERIDOS**	**3,754,078**	**27**	**4,367,360**	**21**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**19,579,687**	**100**	**13,405,482**	**100**
34	**PARTICIPACION MINORITARIA**	**2,107,173**	**11**	**2,029,302**	**15**
35	**CAPITAL CONTABLE MAYORITARIO**	**17,472,514**	**89**	**11,376,180**	**85**
36	**CAPITAL CONTRIBUIDO**	**7,853,283**	**40**	**6,225,836**	**46**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	5,969,552	30	4,975,129	37
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	1,291,461	7	1,250,707	9
39	PRIMA EN VENTA DE ACCIONES	592,270	3	0	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**9,619,231**	**49**	**5,150,344**	**38**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	8,955,747	46	9,540,245	71
43	RESERVA PARA RECOMPRA DE ACCIONES	0	0	0	0
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(1,333,094)	(7)	(6,547,677)	(49)
45	**RESULTADO NETO DEL EJERCICIO**	1,996,578	10	2,157,776	16

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2004**

ESTADO DE SITUACION FINANCIERA
AL 30 DE JUNIO DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**1,584,562**	**100**	**1,670,012**	**100**
46	EFECTIVO	132,559	8	268,353	16
47	INVERSIONES TEMPORALES	1,452,003	92	1,401,659	84
18	**CARGOS DIFERIDOS**	**1,870,063**	**100**	**2,119,362**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,469,470	79	1,712,870	81
49	CREDITO MERCANTIL	0	0	18,356	1
50	IMPUESTOS DIFERIDOS	61,581	3	66,099	3
51	OTROS	339,012	18	322,037	15
21	**PASIVO CIRCULANTE**	**4,491,274**	**100**	**4,437,921**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	1,429,037	32	1,528,181	34
53	PASIVOS EN MONEDA NACIONAL	3,062,237	68	2,909,740	66
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,350,612**	**100**	**1,438,222**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	34,293	3	98,783	7
58	OTROS PASIVOS CIRCULANTES SIN COSTO	1,316,319	97	1,339,439	93
27	**PASIVO A LARGO PLAZO**	**5,888,015**	**100**	**11,684,737**	**100**
59	PASIVO EN MONEDA EXTRANJERA	5,888,015	100	11,684,737	100
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**1,815,964**	**100**	**4,369,983**	**100**
61	OBLIGACIONES	1,745,712	96	3,574,131	82
62	PAGARE DE MEDIANO PLAZO	70,252	4	795,852	18
30	**OTROS CREDITOS**	**6,633**	**100**	**513,501**	**100**
63	OTROS CREDITOS CON COSTO	6,633	100	513,501	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,754,078**	**100**	**4,367,360**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	2,522,621	67	2,934,971	67
67	OTROS	1,231,457	33	1,432,389	33
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(1,333,094)**	**100**	**(6,547,677)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(1,333,094)	(100)	(6,547,677)	(100)

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2005**

ESTADO DE SITUACION FINANCIERA

OTROS CONCEPTOS

(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	5,665,898	4,773,302
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	1,230,463	1,432,388
74	NUMERO DE FUNCIONARIOS (*)	176	179
75	NUMERO DE EMPLEADOS (*)	2,533	2,528
76	NUMERO DE OBREROS (*)	4,700	4,552
77	NUMERO DE ACCIONES EN CIRCULACION (*)	607,502,511	506,340,463
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE JUNIO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**13,206,503**	**100**	**12,355,286**	**100**
2	COSTO DE VENTAS	9,600,734	73	8,467,901	69
3	**RESULTADO BRUTO**	**3,605,769**	**27**	**3,887,385**	**31**
4	GASTOS DE OPERACION	878,985	7	696,980	6
5	**RESULTADO DE OPERACION**	**2,726,784**	**21**	**3,190,405**	**26**
6	COSTO INTEGRAL DE FINANCIAMIENTO	139,629	1	516,474	4
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**2,587,155**	**20**	**2,673,931**	**22**
8	OTRAS OPERACIONES FINANCIERAS	(16,444)	0	40,746	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**2,603,599**	**20**	**2,633,185**	**21**
10	PROVISION PARA IMPUESTOS Y P.T.U.	807,916	6	731,018	6
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,795,683**	**14**	**1,902,167**	**15**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	253,057	2	302,344	2
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**2,048,740**	**16**	**2,204,511**	**18**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**2,048,740**	**16**	**2,204,511**	**18**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**2,048,740**	**16**	**2,204,511**	**18**
19	PARTICIPACION MINORITARIA	52,162		46,735	0
20	**RESULTADO NETO MAYORITARIO**	**1,996,578**	**15**	**2,157,776**	**17**

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**13,206,503**	**100**	**12,355,286**	**100**
21	NACIONALES	9,900,256	75	9,724,765	79
22	EXTRANJERAS	3,306,247	25	2,630,521	21
23	CONVERSION EN DOLARES (***)	224,413	2	214,253	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**139,629**	**100**	**516,474**	**100**
24	INTERESES PAGADOS	417,312	299	553,152	107
25	PERDIDA EN CAMBIOS	112,677	81	224,517	43
26	INTERESES GANADOS	55,829	40	36,780	7
27	GANANCIA EN CAMBIOS	291,292	209	30,630	6
28	RESULTADO POR POSICION MONETARIA	(50,900)	(36)	(207,707)	(40)
42	PERDIDA EN ACTUALIZACION DE UDI'S	7,661	5	13,922	3
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(16,444)**	**100**	**40,746**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(16,444)	(100)	40,746	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**807,916**	**100**	**731,018**	**100**
32	I.S.R.	691,135	86	711,879	97
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	116,781	14	19,139	3
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
36	VENTAS TOTALES	15,214,064	14,083,470
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	27,836,781	20,892,611
39	RESULTADO DE OPERACION (**)	6,993,350	3,549,959
40	RESULTADO NETO MAYORITARIO (**)	6,074,680	(1,178,090)
41	RESULTADO NETO (**)	6,131,390	(1,251,274)

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: HYLSAMX TRIMESTRE: 2 AÑO: 2005

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE ABRIL AL 30 DE JUNIO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**6,743,240**	**100**	**6,981,805**	**100**
2	COSTO DE VENTAS	4,997,552	74	4,368,647	63
3	**RESULTADO BRUTO**	**1,745,688**	**26**	**2,613,158**	**37**
4	GASTOS DE OPERACION	456,119	7	342,594	5
5	**RESULTADO DE OPERACION**	**1,289,569**	**19**	**2,270,564**	**33**
6	COSTO INTEGRAL DE FINANCIAMIENTO	(11,047)	0	535,664	8
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**1,300,616**	**19**	**1,734,900**	**25**
8	OTRAS OPERACIONES FINANCIERAS	(8,523)	0	12,922	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,309,139**	**19**	**1,721,978**	**25**
10	PROVISION PARA IMPUESTOS Y P.T.U.	487,222	7	502,740	7
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**821,917**	**12**	**1,219,238**	**17**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	160,045	2	252,545	4
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**981,962**	**15**	**1,471,783**	**21**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**981,962**	**15**	**1,471,783**	**21**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**981,962**	**15**	**1,471,783**	**21**
19	PARTICIPACION MINORITARIA	12,668		25,565	0
20	**RESULTADO NETO MAYORITARIO**	**969,294**	**14**	**1,446,218**	**21**

CLAVE DE COTIZACION: HYLSAMX — TRIMESTRE: **2** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL — **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**6,743,240**	**100**	**6,981,805**	**100**
21	NACIONALES	5,104,461	76	5,422,162	78
22	EXTRANJERAS	1,638,779	24	1,559,643	22
23	CONVERSION EN DOLARES (***)	76,453	1	146,935	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(11,047)**	**100**	**535,664**	**100**
24	INTERESES PAGADOS	214,455	1,941	275,083	51
25	PERDIDA EN CAMBIOS	102,240	926	328,427	61
26	INTERESES GANADOS	29,279	265	23,517	4
27	GANANCIA EN CAMBIOS	279,615	2,531	43,848	8
28	RESULTADO POR POSICION MONETARIA	(21,638)	(196)	(1,160)	0
42	PERDIDA EN ACTUALIZACION DE UDI'S	2,790	25	679	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(8,523)**	**100**	**12,922**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(8,523)	(100)	12,922	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**487,222**	**100**	**502,740**	**100**
32	I.S.R.	370,441	76	489,160	97
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	116,781	24	13,580	3
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE JUNIO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**2,048,740**	**2,204,511**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	785,199	1,036,719
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**2,833,939**	**3,241,230**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(314,774)	(1,165,106)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**2,519,165**	**2,076,124**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(891,670)	(1,112,436)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(1,112,518)	(12,697)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(2,004,188)**	**(1,125,133)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(355,731)**	**(298,723)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	159,246	652,268
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	1,425,316	1,017,744
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	1,584,562	1,670,012

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**785,199**	**1,036,719**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	741,099	723,262
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	44,189	65,562
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(89)	247,895
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(314,774)**	**(1,165,106)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	354,278	(700,249)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	322,975	(814,790)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(467,235)	(267,129)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(273,407)	283,770
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(251,385)	333,292
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(891,670)**	**(1,112,436)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	3,398	6,549
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	1,645,939	82,910
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	1	13,928
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(186,650)	(1,207,332)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	(2,343,577)	(242)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(10,781)	(8,249)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(1,112,518)**	**(12,697)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(6,383)	(12,697)
31	(-) DIVIDENDOS PAGADOS	(1,106,135)	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(355,731)**	**(298,723)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	8
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(354,041)	(289,848)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(1,690)	(8,883)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	15.51	%	17.84	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	34.77	%	(10.36)	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	18.19	%	(3.69)	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	2.48	%	9.42	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.83	veces	0.62	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.36	veces	0.96	veces
8	ROTACION DE INVENTARIOS (**)	4.85	veces	4.70	veces
9	DIAS DE VENTAS POR COBRAR	39	días	41	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	10.22	%	7.49	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	41.92	%	60.45	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.72	veces	1.53	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	51.77	%	64.48	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	28.83	%	53.94	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	6.53	veces	5.77	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.97	veces	1.02	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	2.26	veces	2.08	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.39	veces	1.31	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.72	veces	0.45	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	35.28	%	37.63	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	21.46	%	26.23	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(2.38)	%	(9.43)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	6.04	veces	3.75	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	44.49	%	98.87	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	55.51	%	1.13	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	99.52	%	97.03	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 10.00		$ (2.33)	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 10.00		$ (2.33)	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 28.76		$ 22.47	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	1.37	veces	.79	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	3.95	veces	(7.58)	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS.	$	(1,334,425)
RESULTADO POR TENENCIA DE ACTIVO NO MONETARIOS		(8)
IMPUESTO DIFERIDO EN CAPITAL		1,339
TOTAL	$	(1,333,094)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Final

Resultados al Segundo Trimestre 2005

La información contenida en este reporte está basada en información financiera no auditada, y se presenta en pesos constantes (Ps.) con poder adquisitivo del 30 de junio del año 2005 y en toneladas métricas. Cifras del estado de resultados y el flujo de efectivo se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes, mientras que cuentas del balance se convirtieron con el tipo de cambio de fin de periodo.

HECHOS SOBRESALIENTES

* Hylsamex registró un sólido volumen de ventas en 2T05, empujado por crecimiento en las ventas domésticas y de exportación. Los embarques alcanzaron 824,500 toneladas en 2T05, 5% y 11% por encima del mismo trimestre de 2004 y el trimestre anterior, respectivamente.

* Los ingresos totalizaron US$612 millones en 2T05. El ingreso por tonelada alcanzó US$742/tonelada en 2T05, que representa ligeras disminuciones de 1% y 4% contra el mismo periodo de 2004 y el trimestre previo, respectivamente, debido a una reducción en los precios internacionales del acero.

* El costo de ventas alcanzó US$550/tonelada en 2T05, 17% mayor que el US$468/tonelada obtenido en el mismo trimestre de 2004 y similar al US$548/tonelada registrado en el trimestre anterior. Comparado al trimestre anterior, la Compañía logró atenuar significativamente los aumentos en costos de energéticos a través de su programa de cobertura de gas natural y con un mayor prorrateo de costos fijos por el aumento en volumen de ventas.

* En 2T05, Hylsamex generó EBITDA de US$150 millones, 32% y 7% menor que el EBITDA de US$222 millones y US$161 millones del mismo periodo de 2004 y el trimestre previo, respectivamente. El margen de EBITDA alcanzó 25% en 2T05.

* El flujo de efectivo libre de 2T05 totalizó US$87 millones. Hylsamex terminó el trimestre con una deuda neta de caja de US$471 millones, que representa una reducción de US$75 millones en lo que va del año.

* Hylsamex pagó un dividendo extraordinario de US$100 millones en abril. La razón Deuda Neta a EBITDA U12M fue de 0.6x en 2T05; la Cobertura de Intereses U12M alcanzó 10.5x.

* La utilidad neta para 2T05 sumó US$89 millones (Ps.977 millones), que representa una disminución de 28% en relación a la utilidad neta de US$124 millones (Ps.1,472 millones) reportada en el mismo periodo de 2004, y que representa una disminución de 6% de la utilidad neta de US$95 millones (Ps.1,072 millones) del trimestre anterior.

RESUMEN

Hylsamex continuó produciendo excelentes resultados en términos de flujo de efectivo de operación durante el segundo trimestre de 2005, a pesar de menores precios del acero. Gracias a fuertes ventas, incrementos en volúmenes y a que el ingreso por tonelada se mantuvo cerca de los máximos alcanzados en 2004, la Compañía registró un sólido EBITDA de US$150 millones en 2T05. En un ambiente de alzas en costos para la industria global del acero, Hylsamex continuó capitalizando en su integración vertical y su moderna planta productiva para

mantener los costos relativamente estables.

El flujo de efectivo libre de Hylsamex alcanzó US$87 millones en 2T05, similar a la cifra de US$89 millones generada en el mismo trimestre de 2004. La fuerte generación de flujo de efectivo libre resultó de una sólida generación de EBITDA, combinada con inversiones en activo fijo moderadas y una fuente de efectivo proveniente del capital de trabajo neto. En trimestres recientes, la carga financiera de Hylsamex ha sido reducida debido al proceso de desapalancamiento llevado a cabo en 2004. Adicionalmente, durante 2T05, Hylsamex obtuvo financiamiento bancario de mediano plazo por US$150 millones y utilizó fondos generados internamente para realizar los prepagos de Hylsa relacionados a su Bono con vencimiento en 2007 y su Certificado Bursátil con vencimiento en 2008, que reducirán el costo financiero de Hylsamex. La fuerte generación de flujo de efectivo libre de Hylsamex en los últimos trimestres permitió el pago de un dividendo extraordinario de US$100 millones en abril, sin aumentar la deuda total. Durante 2T05, Hylsamex también pagó US$31 millones de la participación de los trabajadores en las utilidades de la empresa relacionado a las utilidades de 2004.

La generación de EBITDA de la Compañía en 2T05 experimentó una ligera disminución en comparación al trimestre anterior. La reducción fue causada principalmente por menores precios internacionales del acero, que produjeron una baja de 4% en el ingreso por tonelada en relación al trimestre anterior. Sin embargo, Hylsamex continuó mostrando atractivos niveles de rentabilidad como resultado de un sólido volumen de ventas y un costo por tonelada relativamente estable en 2T05, que le permitieron a la Compañía compensar parcialmente la disminución en el ingreso por tonelada.

Durante 2T05, los precios internacionales del acero bajaron de los niveles récord observados en 2004. Mientras que los precios en Estados Unidos y Europa cayeron debido al exceso de inventarios creado en los últimos meses de 2004, los precios en Asia permanecieron relativamente altos; sin embargo, la demanda subyacente de acero permanece fuerte en los mercados de Hylsamex, lo que augura que el inventario podría regresar a niveles normales y que los precios se estabilicen. Otro factor que puede dar soporte a los precios son los anuncios de recortes a producción y anticipación de programas de mantenimiento, hechos en 2T05 por parte de grandes productores de acero, en tanto que la industria se enfoca más a administrar la oferta para mantenerla más en línea con las tendencias de demanda.

Finalmente, el 18 de mayo de 2005, Alfa -empresa controladora de Hylsamex- anunció que aceptó la oferta que hiciera el Grupo Techint ("Techint") para comprar Hylsamex. Al mismo tiempo, Techint hará una oferta pública de compra por la totalidad de las acciones de Hylsamex en el mercado mexicano de valores, en los mismos términos y condiciones. Esta transacción fortalecerá a Hylsamex, porque será parte de un grupo siderúrgico líder en América Latina.

Las tendencias de oferta y demanda de acero en economías relevantes como las de China y E.U., así como el costo de energéticos, permanecen como variables importantes que pueden afectar el desempeño futuro de la Compañía.

FLUJO DE EFECTIVO LIBRE

Hylsamex generó un excelente flujo de efectivo libre de US$87 millones en 2T05, similar a los US$89 millones registrados en el mismo trimestre de 2004, pero debajo de los US$100 millones obtenidos en el trimestre anterior. El flujo de efectivo libre fue realzado en 2T05 por el capital de trabajo neto,

que fue una fuente de efectivo, y menores gastos financieros. Durante 2T05, Hylsamex obtuvo financiamiento bancario de mediano plazo por US$150 millones y utilizó fondos generados internamente para realizar los prepagos de Hylsa relacionados a su Bono con vencimiento en 2007 y su Certificado Bursátil con vencimiento en 2008, que reducirán el costo financiero de Hylsamex.

Como resultado de la mejora en rentabilidad, Hylsamex realizó mayores pagos de impuestos en 2T05, que son atribuidos en su mayoría al pago de US$31 millones de la participación de los trabajadores en las utilidades de la empresa relacionado a las utilidades de 2004. Hylsamex también continuó haciendo pagos provisionales de impuesto sobre la renta. Sin embargo, con la utilización de créditos del impuesto al activo en la declaración anual de 2005, se espera que la carga fiscal neta para 2005 se reducirá en inicios de 2006 a través de una devolución de impuestos.

Hylsamex S.A. de C.V. & Subs.
US$ Millones

	2T05	1T05	2T04
EBITDA	150	161	222
(+) Alfa Pago Corporativo (1)	11	8	0
(-) Impuestos Pagados	(38)	(19)	(5)
(-) Reparto de Utilidades	(31)	0	(2)
(-) Gasto Financiero Neto	(17)	(16)	(22)
(-) Capital de Trabajo Neto	33	(23)	(93)
(-) Inversiones Activo Fijo	(22)	(13)	(13)
(=) Flujo de Efectivo Libre	87	100	89

(1) Para proveer comparabilidad, el pago corporativo se adiciona.

VOLUMEN DE VENTAS

Hylsamex registró un volumen de ventas de 824,500 toneladas durante 2T05, 5% o 37,800 toneladas más que las 786,700 toneladas del mismo trimestre de 2004 y 11% o 79,000 toneladas mayores que las 745,500 toneladas del trimestre previo. El aumento contra el trimestre previo se debe a un mayor volumen de venta en todas las líneas de producto. Sin embargo, los embarques de productos planos lucen aun mayores en 2T05, considerando el programa de mantenimiento llevado a cabo durante enero. El crecimiento en volumen en la comparación contra el mismo trimestre de 2004 fue causado primordialmente por un mayor volumen de productos planos (incluye productos recubiertos y tubulares).

El volumen de ventas doméstico totalizó 634,700 toneladas en 2T05, 4% o 21,500 toneladas mayor que las 613,200 toneladas registradas en el mismo trimestre de 2004 y 14% o 78,100 toneladas superiores a las 556,600 toneladas del trimestre anterior. El aumento de 14% versus el trimestre anterior fue ocasionado principalmente por mayores ventas de productos planos, alambrón y palanquilla. La mayoría del crecimiento de 4% versus el mismo trimestre de 2004 resultó por mayores embarques de productos planos.

Las exportaciones en 2T05 alcanzaron 189,800 toneladas, 9% o 16,300 toneladas superiores a las 173,500 toneladas exportadas en el mismo trimestre de 2004 y similares a las 188,900 toneladas del trimestre anterior. En relación al mismo trimestre de 2004, las exportaciones aumentaron debido a una mayor demanda de productos planos y largos. Los precios de exportación en 2T05 calculados en dólares nominales aumentaron 1% contra el mismo trimestre de 2004 pero disminuyeron 3% comparados con el trimestre anterior. Estas variaciones se

debieron principalmente a las tendencias observadas en los precios internacionales del acero. Los sólidos volúmenes y precios de exportación le permitieron a Hylsamex generar ingresos de exportación significativos por US$148 millones en 2T05, 13% mayores que los ingresos de exportación obtenidos en el mismo trimestre de 2004 e idénticos a los ingresos de exportación del trimestre previo.

Durante el periodo enero-junio 2005, Hylsamex ha vendido 1,570,000 toneladas, volumen similar a los embarques de 1,574,500 toneladas registrados en los primeros seis meses de 2004. Las ventas domésticas disminuyeron 4%, a un nivel de 1,191,300 toneladas, debido al programa de mantenimiento en el minimill de la División Aceros Planos durante enero de 2005 y a condiciones de mercado recientes que han reducido la producción del Molino #1. Por el contrario, los embarques de exportación crecieron 14% ya que sumaron 378,700 en la primera mitad de 2005. El buen crecimiento económico en las regiones más importantes del mundo ha permitido registrar fuertes volúmenes de exportación.

INGRESO

Hylsamex registró una sólida generación de ingresos en 2T05. La Compañía generó ingresos por US$612 millones (Ps.6,743 millones) en 2T05, 4% mayores que los US$589 millones (Ps.6,982 millones) alcanzados en el mismo trimestre de 2004 y 7% por encima de los US$574 millones (Ps.6,463 millones) obtenidos en el trimestre anterior. En ambas comparaciones, los aumentos se debieron principalmente a un mayor volumen de ventas, porque el ingreso por tonelada disminuyó un poco.

El ingreso por tonelada de Hylsamex en 2T05 alcanzó US$742/tonelada, que consiste de un precio promedio de acero de US$699/tonelada y de un US$43/tonelada de contribución de otros ingresos relacionados con el acero. El ingreso por tonelada de Hylsamex de US$742/tonelada para 2T05 representa una ligera disminución de 1% o US$6/tonelada en relación al US$748/tonelada logrado en el mismo trimestre de 2004 y refleja una baja de 4% o US$27/tonelada comparado con el US$769/tonelada obtenido en el trimestre previo. Se observó una ligera disminución en el ingreso por tonelada que fue causada principalmente por menores precios del acero en los mercados internacional y doméstico, y también por una mezcla de productos menos rica en 2T05 debido al mayor volumen de productos largos como el alambrón y la palanquilla.

En los primeros seis meses de 2005, la Compañía ha generado US$1,186 millones (Ps.13,207 millones) de ingresos, un incremento de 13% en relación a los ingresos de US$1,050 millones (Ps.12,355 millones) obtenidos en el periodo comparable de 2004. El ingreso promedio por tonelada acumulado alcanzó US$755/tonelada, un aumento de 13% comparado con el ingreso promedio por tonelada de US$667/tonelada logrado en el periodo comparable de 2004.

COSTO DE VENTAS

Hylsamex continuó operando a altos niveles de utilización durante 2T05 para satisfacer la fuerte demanda de acero. En 2T05, la flexibilidad en la carga metálica y la integración vertical de Hylsamex le permitieron alcanzar una relativa estabilidad en costos, ya que el costo por tonelada permaneció casi sin cambios comparado al trimestre anterior, a pesar de alzas en los costos de materias primas. La Compañía mantuvo la producción de fierro esponja cerca de

capacidad máxima, suministrando 100% de los requerimientos de mineral de hierro desde sus propias minas.

El costo de ventas para 2T05 totalizó US$453 millones (Ps.4,998 millones), 23% superior a los US$368 millones (Ps.4,369 millones) registrados en el mismo trimestre de 2004 y 11% mayor que los US$409 millones (Ps.4,609 millones) del trimestre anterior. El aumento en el costo de ventas versus el trimestre anterior ocurrió principalmente por el aumento de 11% en el volumen de ventas. El incremento contra el mismo trimestre de 2004 también resultó primordialmente de un mayor volumen de ventas, pero también reflejó incrementos en los costos de la electricidad, la chatarra doméstica y el acero comprado a terceros utilizado en las operaciones de recubiertos.

El costo por tonelada para 2T05 llegó a US$550/tonelada, US$82/tonelada o 17% mayor que el US$468/tonelada alcanzado en el mismo trimestre de 2004 y US$2/tonelada superior al US$548/tonelada registrado en el trimestre anterior. El aumento del costo por tonelada de US$82/tonelada comparado al mismo trimestre de 2004 consistió de incrementos de US$74/tonelada y US$8/tonelada en el costo variable y fijo por tonelada, respectivamente. El aumento en el costo variable resultó de los mayores costos de la electricidad, la chatarra doméstica y el acero comprado a terceros utilizado en las operaciones de recubiertos. El incremento en el costo fijo se debió principalmente a mayores gastos de mantenimiento. El aumento en el costo por tonelada de US$2/tonelada contra el trimestre anterior fue causado por un incremento de US$12/tonelada en el costo variable, compensado casi en su totalidad por una disminución de US$10/tonelada en el costo fijo. El aumento en el costo variable se debió a costos ligeramente mayores del gas natural y del acero comprado a terceros utilizado en las operaciones de recubiertos. El menor costo fijo resultó de una mejora en el prorrateo de costos fijos debido al aumento en el volumen de ventas.

Energéticos: El costo efectivo de gas natural para Hylsamex durante 2T05 alcanzó US$5.52/MMBtu (que corresponde a un precio de referencia promedio de US$6.30/MMBtu en el sur de Texas), cifra que es 2% menor que el US$5.66/MMBtu registrado en el mismo trimestre de 2004 pero 4% mayor al US$5.32/MMBtu observado en el trimestre anterior. Los ahorros contra los precios de mercado son el resultado del programa existente de coberturas financieras. La Compañía continuamente está monitoreando y estudiando el mercado de gas natural para administrar su exposición a este insumo. A la fecha de este reporte, las coberturas de gas natural se componen de las siguientes posiciones:

2005

* El precio de sur de Texas para julio de 2005 fue fijado en US$6.70/MMBtu. Como resultado de las coberturas financieras existentes, el costo para Hylsamex de los primeros 200 contratos de consumo de gas natural será aproximadamente US$5.005/MMBtu. El consumo de julio en exceso de 200 contratos tendrá un costo a precio de mercado.
* Agosto a diciembre de 2005: 32% de las necesidades del mes cubiertas con un swap a US$4.28/MMBtu, con un techo en US$6.70/MMBtu.
* Agosto de 2005: un 32% adicional de los requerimientos cubiertos con un swap a US$5.86/MMBtu. Cuando el precio de mercado fluctúe entre US$4.50/MMBtu y US$5.73/MMBtu, la Compañía pagará el precio de mercado prevaleciente más US$0.13/MMBtu. El swap tiene un techo en US$7.70/MMBtu.
* Septiembre a diciembre de 2005: un 32% adicional de los requerimientos cubiertos con un swap a US$5.73/MMBtu. Cuando el precio de mercado fluctúe entre US$4.90/MMBtu y US$5.73/MMBtu, la Compañía pagará el precio de mercado prevaleciente. El swap tiene un techo en US$7.70/MMBtu.

La gráfica adyacente describe el costo de gas natural de Hylsamex de agosto a diciembre de 2005, incluyendo el efecto combinado de las coberturas financieras mencionadas arriba. La gráfica también muestra el precio promedio y alto-bajo de futuros de mayo a diciembre de 2005, al cierre de los precios de futuros del 24 de julio de 2005.

2007
La Compañía vendió un swaption a US$4.20/MMBtu por 32% de los requerimientos del año.

Nota: Mientras que algunas de las coberturas financieras de la Compañía están referenciadas al precio del gas natural de NYMEX, todas las coberturas financieras de la Compañía descritas arriba se muestran a su precio equivalente del Sur de Texas, que en 2004 fue US$0.30/MMBtu menor que el precio de NYMEX, en promedio.

El costo de la electricidad para 2T05 fue de US¢4.68/Kwh, 13% más alto que el US¢4.16/Kwh registrado en el mismo trimestre de 2004 y 1% menor que el US¢4.73/Kwh observado en el trimestre anterior. La variación contra el mismo trimestre de 2004 fue causada por las alzas en los precios internacionales de los hidrocarburos.

Carga Metálica: El costo promedio ponderado de la carga metálica en 2T05 aumentó US$18/tonelada y US$1/tonelada con respecto al mismo trimestre de 2004 y al trimestre anterior, respectivamente. En la comparación contra el mismo trimestre de 2004, el aumento en el costo de la carga metálica fue atribuido esencialmente a un mayor costo de la chatarra doméstica y del fierro esponja. El incremento ligero en el costo de la carga metálica versus el trimestre anterior resultó de un mayor costo del fierro esponja, compensado en su mayoría por un mayor uso de chatarra importada en la carga metálica.

En 2T05, el costo del fierro esponja aumentó US$14/tonelada y US$7/tonelada contra el mismo trimestre de 2004 y el trimestre anterior, respectivamente. Los aumentos se deben a mayores costos de energéticos. Sin embargo, la estabilidad relativa se debe a que el costo del gas natural para Hylsamex ha permanecido alrededor de US$5.50/MMBtu desde 2004, debido en parte a la estrategia de coberturas de gas natural de la Compañía.

El costo de la mezcla de chatarra de Hylsamex ha permanecido relativamente alto en relación a años anteriores. En 2T05, el costo para Hylsamex de su mezcla de chatarra doméstica aumentó US$30/tonelada contra el mismo trimestre de 2004, pero registró una disminución de US$2/tonelada comparado con el trimestre anterior. Durante 2T05, el costo para Hylsamex de su mezcla de chatarra importada disminuyó US$4/tonelada versus el mismo trimestre de 2004. En la comparación contra el trimestre anterior, el costo de la chatarra importada aumentó en US$4/tonelada.

El mercado de chatarra en E.U. perdió fortaleza durante 2T05, con los precios de chatarra promediando US$173/tonelada, 12% menor al promedio del trimestre anterior. En lo que va de 3T05, al 15 de julio de 2005, el precio de la chatarra se sitúa en US$136/tonelada. Recientemente, los precios de la chatarra doméstica también han cedido, ya que existe cierto desfase entre los precios de la chatarra doméstica y la importada.

El costo de ventas para los primeros seis meses de 2005 ascendió a US$862 millones (Ps.9,601 millones), lo que significa un aumento de 20% del nivel de

costos de US$720 millones (Ps.8,468 millones) registrado en el mismo periodo de 2004. El aumento de 20% en el costo de ventas refleja principalmente mayores costos variables. El costo por tonelada aumentó US$92/tonelada o 20%, de US$457/tonelada en los primeros seis meses de 2004 a US$549/tonelada en el mismo periodo de 2005. En esta comparación, el costo variable subió US$78/tonelada debido a mayores costos de la chatarra, los energéticos y el acero comprado a terceros utilizado en las operaciones de recubiertos; el costo fijo aumentó, aunque en menor grado, en US$14/tonelada causado por mayores gastos de mantenimiento en 2005.

GASTOS DE OPERACION

Los gastos de operación para 2T05 alcanzaron US$41 millones (Ps.456 millones), 43% mayores que los US$29 millones (Ps.343 millones) registrados en el mismo trimestre de 2004 y 10% superiores a los US$38 millones (Ps.425 millones) reportados en el trimestre anterior. En la comparación contra el mismo trimestre de 2004, US$11 millones del incremento se debe a la reanudación del pago por servicios corporativos que Hylsamex hace a su empresa controladora Alfa. De manera similar, el aumento en gastos de operación versus el trimestre anterior fue causado totalmente por un mayor pago por servicios corporativos a Alfa, que totalizó US$11 millones en 2T05, US$3 millones más que en 1T05. La razón de gastos de operación a ventas alcanzó a 6.8% en 2T05, mayor que el 4.9% observado en el mismo trimestre de 2004 y ligeramente superior al 6.6% del trimestre anterior.

Para los seis meses terminados en junio de 2005, los gastos de operación totalizaron US$79 millones (Ps.879 millones), 26% superiores a los US$59 millones (Ps.697 millones) registrados en los primeros seis meses de 2004. En los primeros seis meses de 2005, la razón de gastos de operación a ventas aumentó a 6.7% en comparación al 5.6% registrado en el mismo periodo de 2004.

UTILIDAD DE OPERACION Y EBITDA

Durante 2T05, la utilidad de operación totalizó US$117 millones (Ps.1,290 millones), US$74 millones menor que los US$191 millones (Ps.2,271 millones) obtenidos en el mismo trimestre de 2004 y US$10 millones menor que los US$127 millones (Ps.1,437 millones) logrados en el trimestre anterior. El margen operativo de Hylsamex para 2T05 alcanzó 19%, menor que los márgenes operativos de 33% y 22% obtenidos en el mismo trimestre de 2004 y en el trimestre anterior, respectivamente.

El EBITDA en 2T05 de US$150 millones (Ps.1,654 millones) fue 32% menor a los US$222 millones (Ps.2,632 millones) conseguidos en el mismo trimestre de 2004 y fue 7% menor a los US$161 millones (Ps.1,813 millones) generados en el trimestre anterior. El margen de EBITDA de Hylsamex alcanzó 25% durante 2T05, menor a los márgenes de EBITDA de 38% y 28% obtenidos en el mismo trimestre de 2004 y en el trimestre previo, respectivamente. En una base por tonelada, el EBITDA alcanzó US$182/tonelada en 2T05, US$100/tonelada menor que el US$282/tonelada obtenido en el mismo trimestre de 2004 y US$34/tonelada menor al US$216/tonelada logrado en el trimestre previo.

A pesar de la menor fortaleza en los precios internacionales del acero durante 2T05 que produjo una disminución en la rentabilidad operativa, Hylsamex generó un sólido EBITDA durante el trimestre, gracias a que los precios permanecieron en muy buenos niveles y a la integración vertical de la Compañía que le ayudó

a mantener costos relativamente estables. En relación a ambos periodos de comparación, la rentabilidad operativa de 2T05 se redujo a causa de menores precios. Además de menores precios, la rentabilidad operativa en 2T05 disminuyó en relación al mismo trimestre de 2004 debido a un mayor costo por tonelada que resultó de mayores costos de los energéticos, la chatarra y el acero comprado a terceros utilizado en las operaciones de recubiertos, además de los pagos por servicios corporativos a Alfa.

La utilidad de operación acumulada durante los primeros seis meses de 2005 totalizó US$244 millones (Ps.2,727 millones), 10% menor a la utilidad de operación obtenida en el mismo periodo de 2004, que fue de US$271 millones (Ps.3,190 millones). El EBITDA disminuyó en menor grado, ya que Hylsamex generó US$311 millones (Ps.3,467 millones) en la primera mitad de 2005, una disminución de 6% comparado al EBITDA de US$332 millones (Ps.3,914 millones) acumulado en el mismo periodo de 2004.

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

Hylsamex registró en 2T05 una ganancia financiera neta de US$0.5 millones (Ps.6 millones), que se compara con costos financieros netos de US$45 millones (Ps.536 millones) y US$13 millones (Ps.146 millones) registrados en el mismo trimestre de 2004 y en el trimestre previo. Las variaciones en el RIF observadas en los trimestres de comparación tienen qué ver principalmente con las fluctuaciones significativas en la paridad Peso-dólar y su efecto sobre la deuda de Hylsamex que casi en su totalidad está contratada en la divisa estadounidense. En 2T05, la Compañía registró una ganancia cambiaria de US$16 millones debido a la apreciación del Peso contra el dólar durante el trimestre. En relación al trimestre anterior, Hylsamex registró una ganancia por posición monetaria menor en 2T05 como resultado de una menor inflación. Comparado a 2004, la Compañía continuó experimentando una carga financiera relativamente menor, como resultado del proceso de desapalancamiento y refinanciamiento llevado a cabo en 2004. Los gastos financieros netos para 2T05 totalizaron US$17 millones, una disminución de 22%, o US$5 millones, comparado al mismo trimestre de 2004 pero que fue un aumento ligero de 8%, o US$1 millón, versus el trimestre anterior.

En la primera mitad de 2005, la Compañía registró un costo financiero neto de US$12 millones (Ps.140 millones), 72% menor que el costo financiero neto de US$44 millones (Ps.516 millones) reportado para el mismo periodo de 2004. La mayor parte de la reducción obedece a mayores ganancias cambiarias en 2005 en lugar de pérdidas cambiarias como sucedió en 2004, además de la reducción en gastos financieros netos en 2005. Estos cambios favorables solamente fueron compensados en parte por menores ganancias monetarias en 2005, que se derivaron de menor inflación doméstica, y un menor saldo de pasivos monetarios en el balance general de Hylsamex.

RESULTADO NETO CONSOLIDADO

La utilidad neta consolidada para 2T05 sumó US$89 millones (Ps.977 millones), que representa una disminución 28% en relación a la utilidad neta de US$124 millones (Ps.1,472 millones) reportada en el mismo periodo de 2004, y una disminución de 7% de la utilidad neta de US$95 millones (Ps.1,072 millones) del trimestre anterior. La utilidad neta disminuyó con respecto al mismo trimestre de 2004 principalmente por una menor utilidad de operación y una menor ganancia por participación en resultados de compañías asociadas, que

fueron compensadas en parte por una pequeña ganancia en el RIF en 2T05, en lugar de un costo en el RIF en 2T04. En la comparación contra el trimestre anterior, la utilidad neta disminuyó como resultado de una menor utilidad de operación y mayores impuestos a cargo, que fueron compensados en parte por una pequeña ganancia en el RIF en 2T05, en lugar de un costo en el RIF en 2T04, así como una mayor ganancia por participación en resultados de compañías asociadas.

Hylsamex ha generado una utilidad neta consolidada de US$184 millones (Ps.2,049 millones) durante los primeros seis meses de 2005, que representa una ligera disminución de 2% en relación a la utilidad neta de US$187 millones (Ps.2,205 millones) reportada para el mismo periodo de 2004.

Integración de la Utilidad (Pérdidad) Neta
Millones de Pesos Constantes al 30 de junio de 2005

	2T05	6M05
Utilidad de Operación	1,289.6	2,726.8
Costo Integral de Financiamiento	6.2	(139.6)
Otros ingresos (gastos) y partidas especiales	8.5	16.3
Impuestos, Causados y Diferidos	(487.2)	(807.9)
Participación en resultados de asociadas	160.0	253.1
Utilidad Neta Consolidada en 2T05	977.1	
Utilidad Neta Consolidada en 2005	2,048.7	

DEUDA NETA Y OTROS RUBROS

VARIACION DE LA DEUDA NETA EN 1T05

Deuda Neta de Caja: La deuda neta de Hylsamex al 30 de junio de 2005 fue de US$471 millones, US$13 millones o 3% mayor que el saldo de US$458 millones que se tenía el 31 de marzo de 2005. El incremento de la deuda neta durante 2T05 fue causado por una reducción en las reservas de efectivo de US$70 millones que, en conjunto con recursos generados internamente, fue utilizado para pagar el dividendo extraordinario de US$100 millones en abril.

Impuestos Pagados: Los impuestos pagados durante 2T05 ascendieron a US$38 millones, US$33 millones y US$19 millones mayores que los montos pagados en el mismo trimestre de 2004 y el trimestre previo, respectivamente. Como resultado de la mejora en rentabilidad, Hylsamex realizó mayores pagos de impuestos en 2T05 porque la Compañía continuó haciendo pagos provisionales de impuesto sobre la renta. Sin embargo, con la utilización de créditos del impuesto al activo en la declaración anual de 2005, se espera que la carga fiscal neta de 2005 de la Compañía se reducirá en inicios de 2006 a través de una devolución de impuestos. Al 30 de junio de 2005, la Compañía mantiene US$93 millones y US$139 millones en pérdidas fiscales pendientes de amortizar y créditos de impuesto al activo, respectivamente. Las pérdidas fiscales pendientes de amortizar pueden utilizarse para reducir utilidades fiscales futuras y en consecuencia, disminuir el impuesto sobre la renta causado. Adicionalmente, si el impuesto sobre la renta causado es mayor que el impuesto al activo, los créditos de impuesto al activo se pueden utilizar para reducir los pagos de impuesto sobre la renta al nivel del impuesto al activo. Debido a que la mayoría de las pérdidas fiscales pendientes de amortizar pertenecen a empresas no operadoras, la administración no prevé el uso inmediato de estas pérdidas fiscales durante 2005.

Reparto de Utilidades: Durante 2T05, la Compañía pagó US$31 millones de la participación de los trabajadores en las utilidades de la empresa relacionado a las utilidades de 2004, que se compara con US$2 millones pagados en el mismo trimestre de 2004.

Capital de Trabajo Neto (CTN): Durante 2T05, el CTN representó una fuente de efectivo de US$33 millones, que se compara con el uso de efectivo de US$93 millones y US$23 millones del mismo trimestre de 2004 y el trimestre anterior, respectivamente. En 2T05, la Compañía obtuvo fondos principalmente de cuentas por cobrar y en menor escala del inventario; estas fuentes de efectivo fueron parcialmente reducidas con un uso de efectivo en cuentas por pagar.

Inversiones en Activo Fijo: Las inversiones en activo fijo sumaron US$22 millones en 2T05, un aumento de US$9 millones en relación a las inversiones realizadas en ambos periodos de comparación. Galvak invirtió US$6 millones, mientras que las inversiones de Hylsa totalizaron US$16 millones.

Variación de la Deuda
Millones de US$

Deuda neta al 31 de marzo de 2005	457.8
Generación de efectivo	(150.0)
Inversión en capital de trabajo operativo	(32.6)
Dividendos	100.0
Otras partidas (1)	(11.1)
Intereses acumulados	16.8
Impuestos y Reparto de Utilidades	68.5
Inversión en activo fijo	21.6
= Deuda neta al 30 de junio de 2005	471.0

(1) Principalmente pasivo laboral.

VARIACION DE LA DEUDA NETA EN 6M05

Deuda Neta de Caja: La deuda neta de Hylsamex al 30 de junio de 2005 disminuyó a US$471 millones, US$75 millones o 14% menor que el saldo de US$546 millones que se tenía el 31 de diciembre de 2004. Esta reducción de deuda neta en los primeros seis meses de 2005 se obtuvo a través del prepago del Certificado Bursátil con vencimiento en 2008 de Hylsa con recursos generados internamente y flujo libre de efectivo que impulsó las reservas de efectivo en US$21 millones desde fines de 2004 a un saldo de US$146 millones al 30 de junio de 2005.

Impuestos Pagados: Los impuestos pagados durante los primeros seis meses de 2005 ascendieron a US$56 millones, que son mayores que los US$15 millones erogados en el mismo periodo de 2004 porque la rentabilidad operativa de Hylsamex aumentó y la Compañía comenzó a hacer pagos provisionales de impuesto sobre la renta en 2005.

Reparto de Utilidades: Durante los primeros seis meses de 2005, la Compañía pagó US$31 millones de la participación de los trabajadores en las utilidades de la empresa relacionado a las utilidades de 2004, que se compara con US$2 millones pagados en el mismo periodo de 2004.

Capital de Trabajo Neto (CTN): En la primera mitad de 2005, el CTN representó

una fuente de efectivo de US$10 millones, que se compara con un uso de efectivo de US$108 millones en el mismo periodo de 2004.

Inversiones en Activo Fijo: Las inversiones en activo fijo sumaron US$34 millones en los primeros seis meses de 2005, US$8 millones mayores que las inversiones realizadas en el periodo comparable de 2004. De la cifra para la primera mitad de 2005, US$9 millones fueron desembolsados en Galvak y US$25 millones en Hylsa.

Variación de la Deuda
Millones de US$

Deuda neta al 31 de diciembre de 2004	546.4
Generación de efectivo	(310.8)
Inversión en capital de trabajo operativo	(9.9)
Dividendos	100.0
Otras partidas (1)	(8.4)
Intereses acumulados	32.5
Impuestos y Reparto de Utilidades	87.0
Inversión en activo fijo	34.2
= Deuda neta al 30 de junio de 2005	471.0

(1) Principalmente pasivo laboral.

HYLSA PREPAGA NOTAS CON VENCIMIENTO 2007 Y CERTIFICADO BURSATIL CON VENCIMIENTO 2008

Durante 2T05, Hylsa, subsidiaria principal de Hylsamex, refinanció exitosamente sus Notas con vencimiento en 2007 y prepagó su Certificado Bursátil con vencimiento en 2008, que tenían saldos insolutos de US$139 millones y US$64 millones, respectivamente. Hylsa obtuvo financiamiento bancario de mediano plazo por US$150 millones y utilizó fondos generados internamente para realizar los prepagos, que reducirán el costo financiero de Hylsamex.

LIQUIDEZ Y RESERVAS DE EFECTIVO

El fuerte flujo de efectivo libre permitió un alto nivel de reservas de efectivo, que alcanzaron US$146 millones al 30 de junio de 2005, un incremento de US$6 millones en relación al saldo de US$140 millones a fines del mismo trimestre de 2004 pero US$71 millones menores que el saldo de US$217 millones al final del trimestre anterior. La Línea de Crédito Revolvente de Hylsa de US$60 millones, que fue otorgada para apoyar los requerimientos de capital de trabajo, no ha sido utilizada.

RAZONES FINANCIERAS CLAVE

La Compañía registró una razón de Deuda Neta a EBITDA U12M de 0.6x a fines del 2T05, una disminución del 2.0x observado en el trimestre comparable de 2004 y similar al 0.6x del trimestre anterior. La cobertura de intereses (EBITDA U12M a gastos financieros netos U12M) alcanzó 10.5x al final del 2T05, comparada con 4.5x en el mismo trimestre de 2004 y 10.8x en el trimestre previo.

PARTICIPACIÓN EN RESULTADOS DE COMPAÑÍAS ASOCIADAS (SIDOR)

La participación minoritaria de Hylsamex en Amazonia generó una ganancia de US$15 millones (Ps.160 millones) en 2T05, que se compara con las ganancias de US$21 millones (Ps.253 millones) y US$8 millones (Ps.95 millones) registradas en el trimestre comparable de 2004 y el trimestre previo, respectivamente. La ganancia de Hylsamex para 2T05 refleja una buena rentabilidad operativa de Sidor, como resultado de los fundamentales favorables en el mercado global del acero, la posición de la empresa como uno de los productores de acero de más bajo costo en el mundo a través de su integración vertical, y su posición geográfica privilegiada que le permite suministrar eficientemente acero a los mercados domésticos y de exportación.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 30 DE JUNIO DE 2005 COMPARATIVOS CON 2004

Millones de pesos de poder adquisitivo del 30 de junio de 2005
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y líder en su mercado.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de una empresa asociada, en la que tiene influencia significativa en su administración, pero sin llegar a tener control.

Al 30 de junio las principales subsidiarias y asociada son:

	% de tenencia (a)	
	2005	2004
Hylsa, S. A. de C. V. (HYLSA) y subsidiarias:	100	100
Hylsa Puebla, S. A. de C. V.	100	100
Hylsa Norte, S. A. de C. V.	100	100
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V. (Peña Colorada) (b)	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Prosima Servicios, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Técnica Industrial, S. A. de C. V.	100	100
Química Técnica Avanzada, S. A. de C. V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak Comercial, S. A. de C. V.	100	100
Galvak, S. A. de C. V. (GALVAK) y subsidiarias:	100	100
Galvak Servicios S. A. de C. V.	100	100
Metal Building Solutions, S. A. de C. V.	100	100
Galvacer America, Inc.	100	100
Galvacer Chile, S. A.	100	100
Galvacer Costa Rica, S. A.	100	100
Galvacer Servicios, S. A. de C. V.	100	100
Acerex, S. A. de C. V.	51	51
Acerex Servicios, S. A. de C. V.	100	100
Ferropción, S. A. de C. V. (Ferropción) (c)	100	100
Galvamet América Corp. (d)	100	100
Hylsa Latin, LLC. (Hylsa Latin) y asociadas:	100	100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia)	12	12
Siderúrgica del Orinoco, C. A. (Sidor)	60	60
Express Anáhuac Operadora, S. A. de C. V.	100	100

Express Anáhuac Inmobiliaria, S. A. de C. V.	100	100
Express Anáhuac Servicios, S. A. de C. V.	100	100
Express Anáhuac, S. A. de C. V.	100	100

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociada.

(b) En noviembre de 2004 los accionistas de Peña Colorada ratificaron la escisión de la compañía sujeta a obtener la autorización de los acreedores, la cual se encuentra en proceso a la fecha de emisión de estos estados financieros.

(c) A partir de junio de 2004 Ferropción dejó de operar; sus actividades serán llevadas a cabo por otras partes relacionadas.

(d) El 14 de septiembre de 2004 se constituyó Galvamet America Corp., cuya principal actividad consiste en la fabricación de paneles para la industria de la construcción.

2. RESUMEN DE POLITICAS DE CONTABILIDAD SIGNIFICATIVAS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 30 de junio de 2005.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 113.499, 108.715 y 104.1960 al 30 de junio de 2005, 2004 y 2003, respectivamente (segunda quincena de junio 2002 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Valores de realización inmediata

Estos valores se expresan a su valor de mercado. Las diferencias entre el monto a la fecha de inversión y la del estado de situación financiera, se reconocen en resultados dentro del resultado integral de financiamiento.

b. Inventarios y costo de ventas

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del

ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociada

Las acciones de empresas asociadas se presentan valuadas por el método de participación. Conforme a este método, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las emisoras, posteriores a la fecha de compra.

d. Dilución en asociada

El efecto de dilución en asociada (disminución en el porcentaje de control) se reconoce formando parte del capital contable, directamente en la cuenta de utilidades acumuladas, en el ejercicio en el cual ocurren las transacciones que originan dichos efectos. El efecto de dilución se determina al comparar el valor contable de la inversión en acciones con base en la participación antes del evento de dilución contra dicho valor contable considerando la participación después del evento mencionado.

e. Inmuebles, maquinaria, equipo y depreciación

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación.

f. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos por colocación de deuda, costos relativos al desarrollo e implantación de sistemas computacionales integrados y gastos preoperativos, los cuales están sujetos a amortización y también se incluye excesos de costo sobre valor contable de acciones de subsidiarias y asociadas los cuales están sujeto a pruebas de deterioro.

g. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro.

h. Reconocimiento de ingresos

Las compañías reconocen sus ingresos al embarcar los productos a sus clientes

y facturarlos. Los ingresos y las cuentas por cobrar se registran netos de estimaciones para devoluciones y cuentas de cobro dudoso, respectivamente.

i. Transacciones en divisas y diferencias cambiarias

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

j. Estimación de remuneraciones al retiro

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, así como las remuneraciones al término de la relación laboral se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

k. Operaciones financieras derivadas

Los activos y pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio (fair value) y se clasifican como otros activos o pasivos en el estados de situación financiera. Las diferencias entre el valor de mercado y/o intercambio y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados.

l. Resultado integral de financiamiento

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

m. Impuestos sobre la renta y al activo y participación de los trabajadores en las utilidades

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

n. Utilidad (pérdida) por acción

La utilidad (pérdida) por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

o. Utilidad (pérdida) integral

Las transacciones que se registran en las cuentas del capital ganado durante el ejercicio, diferentes a las realizadas entre accionistas, se muestran en el estado de variaciones en el capital contable, bajo el concepto de utilidad (pérdida) integral.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

	NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos) COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS						
1	HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	6,353,876,749	100.00	6,353,877	15,315,656
2	GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,768,702
3	FERROPCION, S.A. DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	49
4	EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	46,301
5	EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	520,230	100.00	52,023	53,945
6	EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	(4)
7	GALVACER COSTA RICA S.A.	COME. PROD LAMINA GALV	1	100.00	1	1
8	CSC INTEGRA S.A. DE C.V.		125	100.00	13	13
9	HYLSA LATIN LLC		12,831,079	0.00	108,373	1,198,166
10	ELIMINACIONES		1	0.00	203,421	(695,058)
11	OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS					**7,017,748**	**17,687,771**
ASOCIADAS						
1	CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	36.73	3,020,945	1,260,351
			0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS					**3,020,945**	**1,260,351**
OTRAS INVERSIONES PERMANENTES						**4,623**
TOTAL						**18,952,745**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **2** AÑO: **2005**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
QUIROGRAFARIOS																
BANCOMEXT	13/08/2009	5.04	0	0	125,585	13,553	27,107	27,107	27,107	4,518	0	0	0	0	0	0
BANK OF AMERICA	13/08/2009	4.56	0	0	0	0	0	0	0	0	27,107	40,661	81,321	81,322	81,322	13,555
BCI (BANCO DE CREDITO E INVE	13/08/2009	4.56	0	0	0	0	0	0	0	0	4,518	6,777	13,554	13,554	13,554	2,259
CALYON	13/08/2009	4.56	0	0	0	0	0	0	0	0	22,589	33,884	67,767	67,767	67,767	11,295
CITIBANK	13/08/2009	4.56	0	0	0	0	0	0	0	0	27,107	40,660	81,317	81,321	81,321	13,554
COMERICA BANK	13/08/2009	4.56	0	0	0	0	0	0	0	0	22,589	33,884	67,767	67,767	67,767	11,295
EXPORT DEVELOPMENT CORP.	13/08/2009	4.56	0	0	0	0	0	0	0	0	9,036	13,553	27,107	27,107	27,107	4,518
FIDEICOMISO DE FOMENTO MINER	13/12/2010	7.34	0	0	5,740	12,247	24,492	17,795	13,011	19,517	0	0	0	0	0	0
HSBC MEXICO	13/08/2009	4.56	0	0	22,589	33,884	67,767	67,767	67,767	11,295	0	0	0	0	0	0
HYPOVEREINSBANK NY	13/08/2009	4.56	0	0	0	0	0	0	0	0	9,036	13,553	27,107	27,107	27,107	4,518
LANDESBANK RP	13/08/2009	4.56	0	0	0	0	0	0	0	0	4,518	6,777	13,554	13,554	13,554	2,259
CON GARANTIA																
CITIBANK	30/09/2009	5.51	0	0	0	0	0	0	0	0	11,012	22,025	44,046	44,049	44,049	11,012
JPMORGAN CHASE BANK	30/09/2009	5.51	0	0	0	0	0	0	0	0	4,235	8,471	16,942	16,942	16,942	4,235
HYPOVEREINSBANK NY	30/09/2009	5.51	0	0	0	0	0	0	0	0	13,554	27,107	54,214	54,214	54,214	13,554
HSBC MEXICO	30/09/2009	5.51	0	0	8,471	16,941	33,885	33,884	33,884	8,471	0	0	0	0	0	0
BANCOMEXT, SNC	30/09/2009	5.24	0	0	13,554	27,107	54,214	54,214	54,214	13,554	0	0	0	0	0	0
COMERICA BANK	30/09/2009	5.51	0	0	0	0	0	0	0	0	6,353	12,706	25,413	25,413	25,413	6,353
CALYON	30/09/2009	5.51	0	0	0	0	0	0	0	0	6,353	12,706	25,413	25,413	25,413	6,353
EXPORT DEVELOPMENT CORP.	30/09/2009	5.51	0	0	0	0	0	0	0	0	4,235	8,471	16,942	16,942	16,942	4,235
INBURSA	05/05/2010	5.61	0	0	0	40,661	162,642	203,303	406,605	813,210	0	0	0	0	0	0
WELLSFARGO	14/11/2008	5.53	0	0	0	0	0	0	0	0	4,337	4,337	8,674	8,674	4,337	0
TOTAL BANCARIOS			**0**	**0**	**175,939**	**144,393**	**370,107**	**404,070**	**602,588**	**870,565**	**176,579**	**285,572**	**571,138**	**571,146**	**566,809**	**108,995**

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **2** AÑO: **2005**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BURSATILES																
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
EUROBONO 2010	15/12/2010	11.04	0	0	0	0	0	0	0	0	0	0	0	0	0	1,745,712
PMP 2007	09/03/2007	8.75	0	0	0	0	70,252	0	0	0	0	0	0	0	0	0
TOTAL BURSATILES			0	0	0	0	70,252	0	0	0	0	0	0	0	0	1,745,712
PROVEEDORES																
OTROS PROVEEDORES	30/06/2006		1,388,614	0	0	435,430	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			1,388,614	0	0	435,430	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	30/06/2006		1,139,488	0	0	211,124	6,633	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			1,139,488	0	0	211,124	6,633	0	0	0	0	0	0	0	0	0
			2,528,102	0	175,939	790,947	446,992	404,070	602,588	870,565	176,579	285,572	571,138	571,146	566,809	1,854,707

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**

Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	189,883	**2,058,863**	0	0	2,058,863
PASIVO	**674,830**	**7,317,047**			**7,317,047**
	131,796		0	0	1,429,038
	543,034		0	0	5,888,009
SALDO NETO	**(484,947)**	**(5,258,184)**			**(5,258,184)**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	6,127,107	(11,729,852)	(5,602,744)	0.01	5,625
FEBRERO	6,460,094	(11,691,099)	(5,231,005)	0.01	6,454
MARZO	6,592,121	(11,316,709)	(4,724,588)	0.01	26,596
ABRIL	7,357,362	(11,643,599)	(4,286,236)	0.00	9,031
MAYO	6,433,595	(11,348,879)	(4,915,294)	0.00	(2,681)
JUNIO	6,133,854	(10,532,595)	(4,398,741)	0.00	(4,452)
ACTUALIZACION:	0	0	0	0.00	10,327
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**50,900**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
ACEREX, S.A.DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
EXAN INMOBILIARIA S.A. DE C.V	RENTA DE INMUEBLES	0	0
EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
FERROPCION, S.A. DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
GALVACER AMERICA, INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER COSTA RICA, S.A.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVAK SERVICIOS, S.A.DE C.V.	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
GALVAMET AMERICA CORP	FABRICACION DE PANEL AISLADO	0	0
GALVATUBING INC	FABRICACION DE TUBERIA DE ACERO	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
METAL BUILDING SOLUTIONS, S.A	SERVICIOS EN EL RAMO DE LA CONSTRUCCION	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
PROSIMA SERVICIOS, S.A. DE C.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
QUIMICA TECNICA AVANZADA	PRODUCCION Y UTILIZACION DE GASES REDUCTORES	0	0
TECNICA INDUSTRIAL, S.A. DE C	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANSAMERICA E & I CORP	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	18.27
ELECTRODOS	UCAR CARBON MEXICANA				1.17
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.52
ALEACIONES	CIA. MINERA AUTLAN				2.98
ZINC	PEÑOLES				1.76
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	0.83
CAL	REGIO CAL				0.91
PINTURA					1.22

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2005**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			1,191	9,900,256			
TOTAL				9,900,256			

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2005**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			379	3,306,247			
TOTAL				3,306,247			

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: 2 AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	506,340,463			506,340,463	4,975,129	
L		0	101,162,048			101,162,048	994,423	
TOTAL			**607,502,511**	**0**	**0**	**607,502,511**	**5,969,552**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
607,502,511

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0.0094153
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

Las inversiones en activo fijo en Hylsamex sumaron US$36 millones en los primeros seis meses de 2005, US$9 millones fueron desembolsados en Galvak y US$25 millones en Hylsa.

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Hylsamex posee el 12.0% de las acciones comunes de Consorcio Siderurgia Amazonia Ltd.(Amazonia), y esta última empresa es tenedora del 59.7% del capital común de CVG Siderúrgica del Orinoco, C.A. (Sidor).

Hylsamex convierte la información financiera de Amazonia, la cual esta preparada de acuerdo con las Normas Internacionales de Información Financiera (IFRS) aplicando los lineamientos establecidos en el Boletín B-15 de los Principios de Contabilidad Generalmente Aceptados en México, para incorporar bajo el método de participación la información financiera de su inversión en el extranjero.

La importancia relativa de esta asociada, respecto a las cifras consolidadas de Hylsamex es la siguiente:

	%	
Activos totales	3.8	
Utilidad Neta		12.4

Amazonia es una entidad económicamente independiente.

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 25/07/2005 13:00

HYLSAMEX, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 2828
FAX:	01 81 8865 2125
DIRECCION DE INTERNET:	www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO FISCAL:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx.

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1111
FAX:	01 81 8748 2552
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1701

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 25/07/2005 13:00
HYLSAMEX, S.A. DE C.V.

FAX:	01 81 8865 2121
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. MANUEL GUTIERREZ ESPINOZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1702
FAX:	01 81 8865 2125
E-MAIL:	mgutierrez@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1318
FAX:	01 81 8865 1310
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE:	LIC. CARLOS JIMENEZ BARRERA
DOMICILIO:	GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 25/07/2005 13:00
HYLSAMEX, S.A. DE C.V.

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	leopoldo@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	SUBDIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. OTHON GERARDO DIAZ DEL GUANTE VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1240
FAX:	01 81 8331 1885
E-MAIL:	odiaz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. MANUEL GUTIERREZ ESPINOZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	mgutierrez@hylsamex.com.mx

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. ALEJANDRO M. ELIZONDO B. **DIRECTOR GENERAL**	**ING. MANUEL GUTIERREZ E.** **DIRECTOR DE FINANZAS**

SAN NICOLAS DE LOS GARZA, NL, A 25 DE JULIO DE 2005

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

NOTAS A LOS ESTADOS FINANCIEROS (1)

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS.	$	(1,334,425)
RESULTADO POR TENENCIA DE ACTIVO NO MONETARIOS		(8)
IMPUESTO DIFERIDO EN CAPITAL		1,339
TOTAL	$	(1,333,094)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.